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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Techwell, Inc.
(Name of Subject Company)

Techwell, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87874D 10 1
(CUSIP Number of Class of Securities)

Fumihiro Kozato
President and Chief Executive Officer
Techwell, Inc.
408 E. Plumeria Drive, San Jose, California 95134
(408) 435-3888
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Jorge del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9, together with any Exhibits or Annexes hereto (this "Schedule 14D-9"), relates is Techwell, Inc., a Delaware corporation ("Techwell" or the "Company"). The address of the principal executive offices of the Company is 408 E. Plumeria Drive San Jose, California 95134. The telephone number for Techwell at that address is (408) 435-3888.

Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the "Common Stock") and the associated Series A Participating Preferred Stock Purchase Rights (the "Company Rights" and together with the Common Stock, the "Shares"). As of the close of business on February 28, 2010, there were (i) 22,133,012 shares of Common Stock issued and outstanding, (ii) 1,317,155 Shares outstanding in the form of restricted shares issued under restricted stock awards granted under the Company's stock plans, and (iii) 1,161,101 Shares issuable upon the exercise of outstanding options which vest on or before July 20, 2010.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above under the heading "Name and Address." The Company's website address is www.techwellinc.com. The information on the Company's website should not be considered part of this statement.

Tender Offer.

        This Schedule 14D-9 relates to a tender offer by Navajo Merger Sub, Inc., a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation ("Intersil"), disclosed in a Tender Offer Statement on Schedule TO, dated March 30, 2010 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding Shares at a purchase price of $18.50 per share (such price, or any higher per Share price paid in the Offer, the "Per Share Amount"), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2010 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"). The Schedule TO was filed with the Securities and Exchange Commission (the "SEC") on March 30, 2010. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger entered into on March 22, 2010, by and among Intersil, Purchaser and Techwell (as such agreement may be amended from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Intersil. Each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held in the treasury of the Company and Shares owned by Intersil or the Purchaser or direct or indirect wholly-owned subsidiaries of Intersil or the Company, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive an amount in cash equal to $18.50 or any higher per Share price paid in the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. A copy of the Merger Agreement and Schedule TO may also be found at www.techwellinc.com by clicking on "Investor Relations" and then "SEC Filings."

        As set forth in the Schedule TO, the address of the principal executive offices of Intersil and Purchaser is 1001 Murphy Ranch Road, Suite 1, Milpitas, California 95035 and the telephone number is (408) 432-8888.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth below in this Item 3 or Item 4, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the "Information Statement"), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, and (1) its executive officers, directors or affiliates; or (2) Intersil, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with the right of Intersil and Purchaser pursuant to the Merger Agreement to designate a certain number of persons to the board of directors of the Company (the "Techwell Board") following acceptance for payment of shares of Common Stock pursuant to and subject to the conditions of the Offer (such time hereinafter referred to as the "Offer Closing").

(a)   Arrangements with Current Executive Officers and Directors of the Company.

  Information Statement

        Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

        In the case of each plan or agreement discussed below or in the Information Statement to which the term "change of control" applies, unless otherwise stated, the consummation of the Offer would constitute a change of control.

  Interests of Certain Persons

        Certain members of management and the Techwell Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Techwell Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Effect of the Offer and the Merger on Stock Options and Restricted Shares Granted under the Company's Stock Incentive Plans to Executive Officers and Outside Directors

  Stock Options

        As of the Effective Time, each option to purchase Shares that was granted under the Company's equity-based compensation plans (collectively, the "Company Options"), to the extent vested and exercisable as of the Effective Time (after application of any automatic vesting that occurs on or prior to the Effective Time), will be cancelled in exchange for a payment (less applicable withholding taxes) equal to the product of (A) the amount by which the Per Share Amount exceeds the per share exercise price of such Company Option and (B) the number of Shares with respect to which such Company Option is vested and exercisable as of the Effective Time. To the extent that any Company Options are vested and exercisable as of the Effective Time (after application of any automatic vesting that occurs on or prior to the Effective Time), but the per share exercise price of such Company Options is greater than or equal to the Per Share Amount, such Company Options shall be canceled with no consideration due to their holders.

        Company Options that are not vested and exercisable as of the Effective Time will be, at the Effective Time, converted into, or replaced with an option representing the right to acquire, on substantially the same terms and conditions as were applicable under such Company Option, the number of shares of Intersil common stock, par value $0.01 per share ("Intersil Common Stock") (rounded down to the nearest whole share) determined by multiplying the number of Shares subject to such Company Option immediately prior to the Effective Time (and after giving effect to the cancellations pursuant to the paragraph above) by the Option Exchange Ratio, at an exercise price per share of Intersil Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Share purchasable pursuant to such Company Option divided by (B) the Option Exchange Ratio. The Option Exchange Ratio is defined as a fraction, the numerator of which is the Per Share Amount and the denominator of which is the average closing price per share of Intersil Common Stock on the NASDAQ Stock Market on the five trading days immediately preceding the date on which the Effective Time occurs.

        Company Options held by Fumihiro Kozato, the Company's President and Chief Executive Officer, Mark Voll, the Company's Vice President of Finance and Administration and Chief Financial Officer, Dr. Feng Kuo, the Company's Chief Technical Officer, Yojiro Kamei, the Company's Vice President, Operations, and Dongwook Nam, the Company's Vice President, Sales and Marketing will, become fully vested and exercisable upon the date that Purchaser accepts the Shares (such date is referred to herein as the "Acceptance Date") for payment pursuant to the Merger Agreement. See the section below entitled, "Severance and Change-of-Control Agreements" for a discussion of these Company Options.

        Pursuant to the Company's 2006 Stock Incentive Plan, all unvested stock options held by outside directors will automatically become fully vested and exercisable upon the Acceptance Date. The table below shows, for each outside director as of March 15, 2010, the number of shares underlying vested and unvested option awards, the number of shares that accelerate upon the Acceptance Date, and the economic value of the accelerated option awards based on the difference between the applicable exercise price and the $18.50 price offered in the Offer:

Name of Director	Number of Shares of Common Stock Underlying Vested and Unvested Option Awards Immediately Prior to the Acceptance Date	Number of Shares that Accelerate Upon the Acceptance Date	Economic Value of Accelerated Options
Robert D. Cochran	30,000	10,000	$100,500
Richard H. Kimball	70,000	10,000	$100,500
Dr. C.J. Koomen	30,000	10,000	$100,500
Justine Lien	70,000	10,000	$100,500
Dr. Phillip Salsbury	30,000	10,000	$100,500

  Restricted Shares

        Each restricted share issued under a restricted award granted under the Company's equity based compensation plans (each, a "Company RSA") will be exchanged at the Effective Time for a restricted stock award representing the right to receive, on substantially the same terms and conditions (including vesting) as were applicable to such Company RSA immediately prior to the Effective Time, the number of shares of Intersil Common Stock (rounded down to the nearest whole share) determined by multiplying the number of restricted shares subject to such Company RSA that are being exchanged by the Option Exchange Ratio. Company RSAs held by Messrs. Kamai, Kozato, Kuo, Nam and Voll will fully vest upon the Acceptance Date. See the section below entitled "Severance and Change-of-Control Agreements" for a discussion of these Company RSA's.

  Employment Offer Letters

        Intersil has entered into letter agreements ("Offer Letters"), dated March 22, 2010, with each of Messrs. Kozato, Kuo, Kamei and Nam as well as Wen-Lung Chen (each, a "Key Employee"). The Offer Letters offer the Key Employees continued employment with the Company, effective as of the Acceptance Date, at the base salaries set forth below. The Offer Letters also provide for an annual target bonus for 2010 that is contingent upon the Company achieving specific goals and provide for pro-rata bonuses if the Key Employee does not remain employed with the Company through December 31, 2010. The 2010 annual target bonus (but not any pro-rata bonus in the event of a termination) will be reduced by the amount of the Merger Bonus (as defined below), if any, received by each Key Employee (the amounts shown in the table below do not reflect such reduction).

Name of Officer	Post-Merger Base Salary	Post-Merger 2010 Target Annual Target Bonus	Total
Fumihiro Kozato	$270,000	$160,000	$430,000
Dr. Feng Kuo	$250,000	$125,000	$375,000
Dongwook Nam	$200,000	$50,000	$250,000
Wen-Lung Chen*	$170,000	$40,000	$210,000
Yojiro Kamei*	$155,000	$45,000	$200,000

*
While included in the above summary as Key Employees, Messrs. Chen and Kamei are not executive officers of the Company.

        Under the terms of the Offer Letters, the Key Employees may not own, manage, be employed by or otherwise connected to any business that competes with certain Techwell businesses for a period of two years beginning on the Acceptance Date with respect to Messrs. Kuo, Nam, Chen and Kamei and during the period beginning on the Acceptance Date and ending two years following a termination of employment in the case of Mr. Kozato. In addition, during each Key Employee's employment and for one year thereafter with respect to Messrs. Kuo, Nam, Chen and Kamei and two years thereafter with respect to Mr. Kozato, each Key Employee may not induce any person in the employment of Intersil, the Company or their affiliates to terminate their employment or accept employment with anyone other than Intersil. This summary is qualified in its entirety by reference to the Offer Letters, copies of which are filed as Exhibits (e)(7), (e)(8), (e)(9), (e)(10) and (e)(11) hereto and are incorporated herein by reference.

  Severance and Change-of-Control Agreements

        With the exception of Mr. Chen, the Key Employees and Mr. Voll are also currently party to severance and change-of-control agreements with the Company, pursuant to which these Key Employees and Mark Voll are entitled to receive their annual base salaries, a pro-rata portion of their 2010 target bonuses, continued medical benefits for up to 12 months following termination and full vesting of all of their outstanding stock options and restricted share awards if their employment is terminated by the Company without cause or by the employee due to specified changes in his terms of employment, in either case, within 3 months prior to, or 12 months following a change-of-control of the

Company in a transaction such as the Offer, subject to certain conditions. As a condition to Intersil's entry into the Merger Agreement, it required that these severance and change-of-control agreements be terminated. Under the terms of the Merger Agreement, the Key Employees who had been party to such agreements and Mr. Voll will be entitled to receive the following payments in cancellation of such agreements: (i) within 30 days after the Acceptance Date, a payment equal to 100% of such employee's annual base salary as in effect immediately prior to the Acceptance Date, (ii) within 30 days after the Acceptance Date, a pro-rata portion of such employee's 2010 target bonus, based on the number of days that have elapsed from January 1, 2010 through and including the Acceptance Date relative to the total number of days in the 2010 fiscal year (the "Merger Bonus") and (iii) full vesting with respect to all of such employee's outstanding stock options and restricted share awards. The table below shows the payments to be made to each such individual with respect to items (i), (ii) and (iii) above.

Name of Officer	Lump Sum Salary Cash Payment	Pro-Rata 2010 Annual Target Bonus Payment(1)	Number of Shares of Common Stock Underlying Vested and Unvested Equity Awards Immediately Prior to the Acceptance Date	Number of Shares that Accelerate Upon the Acceptance Date	Economic Value of Accelerated Equity Awards
Fumihiro Kozato	$270,000	$51,485	462,444	122,750	$1,006,810
Dr. Feng Kuo	$250,000	$39,726	238,000	65,918	$486,520
Mark Voll	$240,000	$38,137	304,501	64,917	$484,223
Dongwook Nam	$200,000	$31,781	239,252	83,626	$833,510
Yojiro Kamei(2)	$155,000	$14,619	67,917	30,628	$286,585

(1)
Assumes an Acceptance Date of April 26, 2010.

(2)
While included in the above summary as a Key Employee, Mr. Kamei is not an executive officer of the Company.

        In the event these benefits constitute "parachute payments" within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the "Excise Tax"), then the individual's benefits described in the table above shall be either: (i) delivered in full or (ii) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by the individual on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Internal Revenue Code.

  Director and Officer Exculpation, Indemnification and Insurance

        The Company has included in its restated certificate of incorporation (the "Charter"), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent permitted under Delaware law. In addition, the Charter and amended and restated bylaws of the Company (the "Bylaws") provide that the Company is required to indemnify its directors and officers to the fullest extent not prohibited by the General Corporation Law of the State of Delaware ("the DGCL") or any other applicable law and must advance expenses incurred in defending a civil or criminal action, suit or proceeding to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or other officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor.

        Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least two-thirds of the shares entitled to vote in the election of directors, voting as one class.

        The Company also has entered into indemnification agreements with each of its directors and executive officers requiring the Company to indemnify and hold harmless each of its directors and executive officers to the fullest extent authorized or permitted by the provisions of the Charter, Bylaws and the DGCL. These agreements provide that following a change of control, independent counsel, rather than the Company's directors or stockholders, is to determine whether the applicable conduct standard for entitlement to indemnification has been satisfied. This description of the indemnification agreements between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

        In addition, the Merger Agreement provides that from and after the Effective Time, Intersil will:

  •
  to the fullest extent permitted by applicable law, and will cause the Purchaser to, following the Effective Time, honor all of the Company's obligations to indemnify and hold harmless each present and former director, officer and employee of the Company and its subsidiaries against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on the date of the Merger Agreement (whether under the Company's certificate of incorporation or bylaws or any indemnification agreement between the Company and such Indemnified Party) or, if entered into after the date of the Merger Agreement in compliance with Section 5.1 of the Merger Agreement, at the Effective Time. Intersil's obligations under the foregoing sentence begin at the Effective Time and end on the date that is six years following the Effective Time; provided, that if, prior to the expiration of such six year period, an obligation of Intersil to indemnify and hold harmless an Indemnified Party has arisen and not been fully resolved, Intersil's obligations with respect thereto under the foregoing sentence shall continue under such matter is fully resolved;

  •
  for a period of six years from the Effective Time, and shall cause the Purchaser and its subsidiaries to, cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Company and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the indemnified parties as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable law, and

  •
  if, during the six-year period following the Effective Time, Intersil or the Company or any of its successors or assigns shall (A) consolidate with or merge into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (B) transfer all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provisions must be made so that the successors and assigns of Intersil or the Company, as the case may be, assume all of the obligations of Intersil and the Company set forth in this paragraph.

        In addition, prior to the Acceptance Date, the Company may purchase "tail" officers' and directors' liability insurance policies, that by their terms shall survive the Merger and shall provide each Indemnified Party with coverage for six years following the Effective Time on terms and conditions no less favorable than the Company's existing directors' and officers' liability insurance ("Tail Policies"), provided that the aggregate premium for such Tail Policies shall not be greater than 200% of the annual premium paid by the Company for such existing insurance, and provided, further, that if 200% of the annual premium paid by the Company for such existing insurance is not sufficient to obtain such coverage, the Company may elect either (i) to spend up to that amount to purchase such lesser coverage as may be obtained with such amount or (ii) to request that Intersil purchase such Tail Policies, in which case Intersil shall do so. Such purchases shall not be subject to the 200% cap, but in any case of the purchase of the Tail Policies by Intersil or the Company, the Company shall reasonably cooperate with Intersil to obtain the highest quality policies at the lowest cost. Further, for a period of six years from the Effective Time, Intersil and the Surviving Corporation shall maintain such Tail Policies in full force and effect and continue to honor their respective obligations thereunder for the full term thereof.

  Amendment to Rights Agreement

        On March 22, 2010, Techwell entered into an Amendment to Rights Agreement (the "Rights Agreement Amendment"), to amend that certain Rights Agreement dated as of August 4, 2009, with Computershare Trust Company, N.A., as "Rights Agent" (the "Rights Agreement"), with the purpose and intent of exempting from the Rights Agreement the Merger Agreement. Pursuant to the Rights Agreement Amendment, (i) none of Parent or Purchaser or any of their respective affiliates or associates is deemed to be an "Acquiring Person" for purposes of the Rights Agreement by virtue of the Merger Agreement, the Offer, the Merger, the Tender Agreements, the other transactions contemplated by the Merger Agreement or a public announcement of any of the foregoing (collectively, the "Exempt Events"), (ii) none of a "Distribution Date," "Stock Acquisition Date" or "Triggering Event" shall be deemed to have occurred for purposes of the Rights Agreement by virtue of or as a result of the Exempt Events, (iii) Sections 11 and 13 of the Rights Agreement shall not apply to any Exempt Event, and no Exempt Event shall cause the Techwell Rights to be adjusted or exercisable as a result thereof, and (iv) the Rights Agreement will terminate and the Techwell Rights will expire immediately prior to the Effective Time of the Merger.

        A copy of the Rights Agreement Amendment is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

(b)   Arrangements with Intersil Corporation and Purchaser.

  Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The representations and warranties included in the Merger Agreement were made by Techwell, Purchaser and Intersil for the benefit of each other for purposes of the Merger Agreement. These representations and warranties were made as of specific dates and are in some cases subject to important qualifications, limitations and supplemental information agreed to by Techwell, Purchaser and Intersil in connection with negotiating the terms of the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk among Techwell, Purchaser and Intersil or establishing the circumstances in which

Purchaser and Intersil are not obligated to close the Offer if the representations and warranties of Techwell prove to be untrue due to a change in circumstance or otherwise, rather than to establish matters as facts. Moreover, the representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders, and information concerning the subject matter of such representations and warranties may change after the dates specified in the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties and other provisions of the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and the Offer to Purchase provided by Intersil and Purchaser for information regarding the parties. Although the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the parties to the Merger Agreement as of a specific date, any specific material facts that qualify the representations and warranties in the Merger Agreement have been disclosed in this Schedule 14D-9 or in the information incorporated by reference herein, as applicable.

  Cash Consideration Payable Pursuant to the Offer

        If the Company's outside directors and executive officers were to tender the shares of Common Stock they own for purchase pursuant to the Offer, as they committed to do pursuant to their individual Tender and Voting Agreements with Intersil (described below), they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. The following table sets forth, as of March 15, 2010, for each outside director and executive officer of the Company, the cash consideration such individual would receive if such individual were to tender all of the shares of Common Stock (excluding restricted shares and the shares of Common Stock issuable pursuant to the exercise of Company stock options) owned by such individual.

Name	Shares Held	Aggregate Cash Payment
Fumihiro Kozato	853,222	$15,784,607
Dr. Feng Kuo	610,243	$11,289,495
Dongwook Nam	2,853	$52,780
Robert D. Cochran	110,642	$2,046,877
Richard H. Kimball	—	—
Dr. C.J. Koomen	47,000	$869,500
Justine Lien	—	—
Dr. Phillip Salsbury	55,000	$1,017,500
Mark Voll	—	—

Total	1,678,960	$31,060,760

  Total Cash Payable upon the Acceptance Date

        The following table sets forth, as of March 15, 2010, the total cash payable to each director and executive officer of the Company if such individual were to tender all of the shares of Common Stock owned by such individual after taking into effect all equity award acceleration, payments due with respect to the Offer Letters and payments with respect to change-of-control arrangements, all of which are described in this Item 3.

Name	Total Cash Payment
Fumihiro Kozato	$21,473,816
Dr. Feng Kuo	$13,080,732
Mark Voll	$2,756,121
Dongwook Nam	$2,616,851
Robert D. Cochran	$2,247,477
Richard H. Kimball*	$904,600
Dr. C.J. Koomen	$1,070,100
Justine Lien	$580,600
Dr. Phillip Salsbury	$1,218,100

*
Does not include any consideration to be received by entities affiliated with TCV, IV. Mr. Kimball is a managing member of Technology Crossover Management IV, L.L.C., which is the general partner of the entities affiliated with TCV, IV.

  Treatment of Techwell Equity Awards; Section 16 Matters

        The Merger Agreement provides that, at the Effective Time, Company Options and restricted shares will be treated as follows as further described above:

  •
  Stock Options.  Effective as of the Effective Time, each vested and exercisable Company Option will be cancelled in exchange for a payment (less applicable withholding taxes) equal to the product of (A) the amount by which the Per Share Amount exceeds the per share exercise price of such Company Option and (B) the number of Shares with respect to which such Company Option is vested and exercisable as of the Effective Time. To the extent that any Company Options are vested and exercisable as of the Effective Time (after application of any automatic vesting that occurs on or prior to the Effective Time), but the per share exercise price of such Company Options is greater than or equal to the Per Share Amount, such Company Options shall be canceled with no consideration due to their holders.

    Company Options that are not vested and exercisable as of the Effective Time will be, at the Effective Time converted into, or replaced with into an option representing the right to acquire, on substantially the same terms and conditions as were applicable under such Company Option, the number of shares of Intersil Common Stock (rounded down to the nearest whole share) determined by multiplying the number of Shares subject to such Company Option immediately prior to the Effective Time (and after giving effect to the cancellations pursuant to the paragraph above) by the Option Exchange Ratio, at an exercise price per share of Intersil Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Share purchasable pursuant to such Company Option divided by (B) the Option Exchange Ratio.

  •
  Restricted Shares.  Each Company RSA will be exchanged at the Effective Time for a restricted stock award representing the right to receive, on substantially the same terms and conditions (including vesting) as were applicable to such Company RSA immediately prior to the Effective Time, the number of shares of Intersil Common Stock (rounded down to the nearest whole share) determined by multiplying the number of restricted shares subject to such RSA that are being exchanged by the Option Exchange Ratio.

        As of March 15, 2010, the Company's executive officers and outside directors held:

  •
  Stock options to purchase 1,402,092 shares of Common Stock in the aggregate, 1,086,986 of which were vested and exercisable as of that date, with exercise prices per share ranging from $0.45 to $14.0; and

  •
  72,105 Company RSA's.

        On March 22, 2010, the Techwell Board adopted resolutions to cause any dispositions of shares, options to acquire shares or any other dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is subject to Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

  Effect of the Offer on Employee Benefits

        Under the Merger Agreement, Intersil has agreed for a period of one year following the Merger to provide or cause to be provided to each continuing employee of the Company or its subsidiaries with benefits that are substantially similar in the aggregate to the benefits provided to similarly situated Intersil employees; provided, however, that Intersil will cause the Company to maintain its employee benefit plans through December 31, 2010, and continuing employees will be eligible to participate in such employee benefit plans in accordance with their applicable terms through December 31, 2010.

        In connection with the Merger, to the extent permitted by applicable law and the applicable employee benefit plans, Intersil has agreed to use commercially reasonable efforts so that employees of the Company and its subsidiaries as of the Effective Time receive credit for purposes of eligibility to participate and vesting for service (and solely with respect to severance and paid time off plans) with the Company and its subsidiaries (to the same extent such service credit was granted under the Company's benefit plans) under the comparable employee benefit plans, programs and policies of Intersil and its subsidiaries (including the Company after the Merger) in which such employees become participants.

  Tender and Voting Agreement

        Concurrently with entering into the Merger Agreement, Intersil and the Purchaser entered into Tender and Voting Agreements (the "Tender Agreements") with certain directors and principal stockholders of the Company (the "Tendering Stockholders"). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender Shares held by them on the date of the Tender Agreement or acquired after that date to the Purchaser in the Offer and to vote such Shares in favor of the Merger. Based on information provided by the Tendering Stockholders, an aggregate of 4,985,176 Shares, representing approximately 20% of the outstanding Shares (calculated in the same manner as the Minimum Condition) as of February 28, 2010, will be tendered by the Tendering Stockholders in the Offer.

        Pursuant to the Tender Agreements, each Tendering Stockholder has agreed to tender and not to withdraw such Shares into the Offer no later than the fifth business day following commencement of the Offer (or, with respect to any Shares acquired after the date of the Tender Agreements, the later of such fifth business day or the fifth business day after acquisition of the Shares but in any event prior to the Expiration Date). Except as otherwise agreed to in writing by Intersil in advance, each Tendering Stockholder has also agreed that until the first to occur of the Effective Time or the date of the termination of the Merger Agreement in accordance with its terms, at any meeting of the Company stockholders, however called, or in connection with any written consent of the Company stockholders, the Tendering Stockholder will vote (or cause to be voted) such Shares:

  •
  in favor of the adoption of the Merger Agreement and the approval of the terms thereof, the approval of the Merger and each of the other actions contemplated by the Merger Agreement and the Tender Agreements and any actions required in furtherance thereof; and

  •
  against the following actions, agreements or transactions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, or (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Company, (2) any change in the present capitalization of the Company or any amendment of the certificate of incorporation or bylaws of the Company, (3) any other material change in the Company's corporate structure or business, or (4) any other action requiring the approval of the Company's Common Stockholders which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Merger or the other transactions contemplated by the Tender Agreement and the Merger Agreement.

        The Tender Agreements also restrict the transfer of the Tendering Stockholder's Covered Shares. The covenants and agreements to tender and vote the Tendering Stockholders' Covered Shares pursuant to the Tender Agreements will terminate upon the earlier of (i) the termination of the Offer prior to the Acceptance Date, (ii) the termination of the Merger Agreement or (iii) the Effective Time.

        This summary is qualified in its entirety by reference to the Form of Tender and Voting Agreement, a copy of which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

  Confidentiality Agreement.

        Intersil and the Company entered into a confidentiality letter agreement, dated January 7, 2010 (the "Confidentiality Agreement"), in connection with both parties' evaluation of a potential acquisition of the Company. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Intersil agreed to keep confidential all non-public information received from the Company. Intersil also agreed that the non-public information furnished pursuant to the Confidentiality Agreement would be used solely for the purpose of evaluating and negotiating the potential transaction.

        In addition, Intersil agreed that for a period of three years from the date of the Confidentiality Agreement, except in connection with the potential acquisition, it will not and will not encourage or assist other to, without the prior written consent of the Company (i) propose or disclose an intent to propose any form of business combination, acquisition, restructuring, recapitalization or other similar transaction relating to the Company; (ii) acquire or offer, seek, propose or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or assets or direct or indirect rights or options to acquire any voting securities or assets of the Company; (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of any "proxy" to vote (as such terms are used in the proxy rules of the Security and Exchange Commission) or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company; (iv) form, join or in any way participate, directly or indirectly, in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of the Company; (v) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; (vi) disclose any intention, plan or arrangement inconsistent with the foregoing; or (vii) request the Company, directly or indirectly, to amend or waive any provisions of this paragraph.

        Each of Intersil and the Company agreed that for a period of three years from the date of the Confidentiality Agreement, neither party will, directly or indirectly, solicit for employment or hire any employees of the other party or any of its subsidiaries with whom it has had contact or who became known to it in connection with the evaluation of a possible transaction involving the Company. However, the foregoing will not preclude either party from employee any such person who contacts it on his or her own initiative without any direct or indirect solicitation by, or encouragement (not including a general solicitation of employment not specifically directed towards employees of the other party) from, such party.

        This summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

  Exclusivity Agreement

        Intersil and the Company entered into an Exclusivity Agreement, dated March 9, 2010 (the "Exclusivity Agreement"), which set forth the terms on which Intersil and the Company would agree to continue to engage in discussions regarding the potential acquisition of the Company. The Company agreed that, among other things, until March 16, 2010 (which date would be automatically extended for one additional seven day period if Intersil was working in good faith towards the execution of a definitive acquisition agreement consistent with the material terms proposed in the nonbinding term sheet presented to the Company on March 9, 2010), it would not, and would not permit any of its respective directors, officers, employees, agents (including financial and legal advisors) and other representatives to (i) directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any proposal, offer or indication of interest (whether or not in writing) relating to an Acquisition Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information to, or otherwise cooperate in any way with, any person with respect to any Acquisition Proposal, other than in connection with the proposed acquisition transaction involving Intersil and the Company. For purposes of the Exclusivity Agreement, an "Acquisition Proposal" was defined to be (i) any direct or indirect acquisition or purchase of (A) assets or businesses that constitute twenty percent (20%) or more of the revenues, net income or assets of the Company or (B) beneficial ownership of twenty percent (20%) or more of any class of equity securities of the Company; (ii) any purchase or sale of, or tender offer or exchange offer for, equity securities of the Company that, if consummated, would result in any person beneficially owning twenty percent (20%) or more of any class of equity securities of the Company; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company, other than in connection with the proposed acquisition transaction involving Intersil and the Company.

        In addition, the Company undertook and agreed that it would not, and would not authorize nor knowingly permit its respective directors, officers, employees, agents (including financial and legal advisors) and other representatives to waive, terminate, modify or fail to enforce any provision of any contractual "standstill" or similar obligation of any person other than Intersil or its affiliates and would promptly advise Intersil of the receipt of any oral or written submissions with respect to an Acquisition Proposal, including a written summary of the material terms of such Acquisition Proposal The Company, however, was under no obligation to provide such written summary if it would cause the Company to violate a nondisclosure agreement to which the Company was a party as of the date of the Exclusivity Agreement.

        This summary is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

  Representation on the Company's Board of Directors

        Pursuant to the terms of the Merger Agreement, promptly upon the acceptance for payment of, and payment by Intersil or Purchaser for, any shares of Common Stock pursuant to the Offer, Intersil or Purchaser shall be entitled to designate such number of members of the Techwell Board as, subject to the below proviso, will give Intersil representation equal to at least that number of directors, rounded up to the next whole number, which is the product of (1) the total number of directors (giving effect to any increase in the number of members of the Techwell Board as a result of the appointment of Intersil's designees) multiplied by (2) the percentage that (A) such number of shares of Common Stock so accepted for payment and paid for pursuant to the Offer bears to (B) the number of shares of

Common Stock outstanding at the time that Purchaser purchases shares of Common Stock pursuant to the Offer, and the Company shall, at such time, cause such designees to be so elected; provided, that until the Effective Time, at least three independent directors will remain on the Techwell Board. As a result, Purchaser will have the ability to designate at least a majority of the Techwell Board following consummation of the Offer.

        After the election or appointment of the directors designated by Intersil to the Techwell Board and prior to the Effective Time, under the terms of the Merger Agreement, the affirmative vote of a majority of the independent directors of the Techwell Board is required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) amend any organizational documents of the Company and its subsidiaries; (iii) extend the time for performance of Intersil's or the Purchaser's obligations or other acts under the Merger Agreement; (iv) exercise rights under the Merger Agreement by the Company; (v) waive any of the Company's rights under the Merger Agreement; or (vi) take any action adversely affecting the rights of the stockholders of the Company (other than Intersil or Purchaser).

        This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

(a)  Recommendation.

        At a meeting held on March 22, 2010, the Techwell Board unanimously:

          (1)   approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

          (2)   declared that it is in the best interests of the Company's stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement;

          (3)   declared that the terms of the Offer and the Merger are fair to the Company's stockholders; and

          (4)   recommended that the Company's stockholders accept the Offer, tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

        Accordingly, the Techwell Board unanimously recommends that the holders of Common Stock accept the Offer, tender their shares of Common Stock pursuant to the Offer, and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

        A copy of the letter to the Company's stockholders communicating the Techwell Board's recommendation is filed as Exhibit (a)(2)(i) hereto and is incorporated herein by reference.

(b)  Background and Reasons for the Recommendation.

  Background of the Offer

Background of the Transaction

        The Techwell Board and management periodically review and assess the various business trends and competitive factors of its business, including its resources, cost structure, product strategy and overall market conditions. Additionally, Techwell's management periodically discusses with the Techwell Board a variety of alternatives, including, among other things, strategies to grow Techwell's business organically, redeploy cash on its balance sheet, pursue potential strategic acquisitions and dispositions, as well as a possible sale of Techwell.

        In the early Spring of 2007, investment bankers contacted Rich Beyer, who was then the Chief Executive Officer of Intersil, and David Zinsner, who was then the Chief Financial Officer of Intersil, and provided a presentation of Techwell's business in an effort to determine whether Intersil would be interested in exploring the acquisition of Techwell. Intersil did not pursue substantive discussions with Techwell or its representatives following the presentation.

        On May 6, 2008, Techwell entered into a nondisclosure agreement with Company A as a result of Company A's request to explore a strategic transaction with Techwell.

        On May 19, 2008, representatives from Techwell and Company A met at Techwell's offices in San Jose, California for management presentations. This meeting included Fumihiro Kozato, Techwell's President and CEO, Mark Voll, Techwell's Vice President of Finance and Administration and Chief Financial Officer, and other members of Techwell's management team. Company A had a number of representatives present, including Company A's Executive Vice President.

        In August 2008, investment bankers contacted David Bell, Intersil's Chief Executive Officer, to determine whether Intersil had an interest in exploring the acquisition of Techwell. The bankers provided Intersil with publicly available information about Techwell. Following Intersil's review of this information, Intersil and Techwell entered into a nondisclosure agreement dated as of September 5, 2008, and held discussions regarding Intersil's potential acquisition of Techwell. As part of this process, Mr. Kozato and Mr. Voll met with Mr. Bell, other members of Intersil's senior management team, Intersil's acquisition consultant and Intersil's investment banker to discuss a possible acquisition transaction. As part of this process, Mr. Kozato and Mr. Voll made a presentation to Intersil about Techwell's business. Intersil did not pursue substantive discussions with Techwell following the presentation.

        On September 16, 2008, representatives from Techwell and Company A met at Techwell's offices in San Jose, California for management presentations. This meeting included Mr. Kozato, Mr. Voll and other members of Techwell's management team. Company A had a number of representatives present, including Company A's Chief Executive Officer. The companies exchanged information on their respective companies, discussed potential synergies between the two companies and potential terms being considered by Company A for an acquisition of Techwell by Company A.

        In the second half of 2008, representatives from Techwell and Company B held several meetings to discuss a potential acquisition of Techwell by Company B.

        On September 23, 2008, Company A submitted a nonbinding, preliminary indication of interest to pursue a strategic transaction to acquire 100% of the outstanding common stock of Techwell with an offer price in the range of $13.00 to $13.50 using a combination of cash and Company A stock. The consideration would consist of approximately 60% Company A stock and 40% cash, with the possibility of individual Techwell stockholders being allowed to elect the type of consideration to be received, subject to certain limitations, which were not specified. Company A requested a 45-day period of exclusivity in order for it to continue strategic discussions with Techwell. Techwell management informed Company A that its indication of interest, including its request for exclusivity, would be presented to the Techwell Board at a meeting scheduled for October 3, 2008. Prior to that meeting, management sent the Techwell Board a copy of the indication of interest from Company A, and Mr. Kozato discussed the proposal with individual members of the Techwell Board.

        At a meeting of the Techwell Board held on October 3, 2008, the Techwell management presented to the Techwell Board the terms of Company A's indication of interest and an overview of the status of Techwell's business and its prospects. A representative from Pillsbury Winthrop Shaw Pittman LLP ("Pillsbury"), Techwell's legal counsel, was present at this meeting. The representative from Pillsbury discussed the Techwell Board's fiduciary duties. Representatives from Deutsche Bank Securities Inc. ("Deutsche Bank") and another investment banking firm joined the meeting at different times and then made presentations to the Techwell Board regarding their qualifications to represent Techwell in any negotiations with Company A and their recommendations regarding next steps to be followed. A discussion followed. As part of this discussion, the Techwell Board considered the strategic alternatives available to Techwell and possible other strategic purchasers. The Techwell Board sought the view of Techwell's management and the investment banks which presented, as to whether the then current trading price of Techwell common stock was below its potentially realizable value. The Techwell Board also considered, among other things, Techwell's balance sheet position and the future opportunities in its operating business. At the end of this discussion, the Techwell Board did not accept Company A's request for exclusivity, authorized Techwell management to engage Deutsche Bank to serve as the Company's exclusive financial advisor to provide advisory and investment banking services with respect to the exploration of strategic alternatives that might lead to a possible acquisition transaction, did not accept the terms of Company A's indication of interest including the proposed offer price as the basis for a strategic transaction with Company A, but rather authorized management, with assistance from Deutsche Bank, to attempt to negotiate an improved set of terms, including price, and authorized Techwell's management, with assistance from Deutsche Bank, to explore other strategic alternatives.

        On October 7, 2008, Company A delivered a revised nonbinding indication of interest with a substantially lower offer price in the range of $9.80 and $10.80 per share and an increased percentage of consideration in Company A's stock. The consideration would consist of approximately 70% Company A stock and 30% cash, with the possibility of individual Techwell stockholders being allowed to elect the type of consideration to be received subject to certain limitations which were not specified. Company A also requested that Techwell agree to enter into exclusive negotiations with Company A for a 45-day period.

        On October 8, 2008, Techwell entered into a letter agreement with Deutsche Bank for it to serve as Techwell's exclusive advisor to provide investment banking and other advisory services with respect to the exploration of strategic alternatives that might lead to a possible acquisition transaction.

        From October 8 to October 12, 2008, various members of the Techwell Board engaged in conversations with Techwell's management about the decrease in offer price from Company A and the failure of Company A to increase its offer. Consistent with the Techwell Board's determination in its October 3, 2008 meeting, on October 13, 2008, Techwell sent a letter to Company A indicating that it was not interested in proceeding with discussions to be acquired by Company A unless Company A would significantly increase its offer price.

        On November 24, 2008, a representative from Deutsche Bank approached the chief executive officer of Company B to inquire if Company B had potential interest in acquiring Techwell.

        During the period between November 2008 and May 2009, Techwell's stock price traded consistently under $10.00 and as low as $4.92 per share, which the Techwell Board viewed as below its potentially realizable value and more reflective of general economic conditions than the execution of its own business objectives. As a result, Techwell did not engage in any formal discussions about a strategic transaction during this period.

        In April 2009, Techwell's stock price continued to reflect poor macroeconomic conditions. On April 15, 2009, the closing price per share of Techwell's common stock on the Nasdaq Global Select Market was $6.82 per share. The Techwell Board discussed the adoption of a stockholder rights plan at meetings held on April 15, 2009, April 28, 2009, June 17, 2009 and July 28, 2009. At each of these meetings, representatives from Pillsbury were in attendance and advised the Techwell Board of its fiduciary duties in evaluating the adoption of a stockholder rights plan. At a Techwell Board meeting on July 28, 2009, the Techwell Board adopted a stockholder rights plan, which in the Techwell Board's judgment was designed to enable all Techwell stockholders to realize the full value of their investment and to provide for fair and equal treatment for all stockholders in the event that an unsolicited attempt was made to acquire Techwell. The Techwell Board adopted the stockholder rights plan as a means to guard against abusive takeover tactics. The stockholder rights plan was entered into by Techwell and Computershare Trust Company N.A. on August 4, 2009.

        On May 13, 2009, Mr. Kozato and Mr. Voll held a meeting with representatives from Company B, including its Chief Executive Officer, at Techwell's office in San Jose, California to exchange information about their respective companies and discuss a potential transaction with Company B.

        On May 16, 2009, a representative from Deutsche Bank had a follow-up discussion with the Chief Executive Officer of Company B to inquire if Company B had potential interest in acquiring Techwell at that time.

        On May 27, 2009, Mr. Kozato and Mr. Voll spoke telephonically with Company B's Chief Executive Officer to discuss a potential acquisition of Techwell by Company B.

        On October 27, 2009, at a regularly scheduled meeting of Techwell's Board, representatives of Deutsche Bank met with Techwell's Board and other members of Techwell's management to discuss strategic alternatives for Techwell, a preliminary valuation analysis and a potential process to solicit offers for Techwell. During this meeting, Deutsche Bank identified the most likely candidates to make an offer to purchase Techwell. A representative from Pillsbury was present at the meeting, and discussed the Board's fiduciary duties. Management made a presentation regarding the performance and prospects of Techwell's business. The Techwell Board authorized management to work with Deutsche Bank to present additional information to the Board about a sale process.

        On December 4, 2009, the Techwell Board met telephonically to discuss moving forward with a process to explore strategic alternatives. Techwell's management updated the Techwell Board on recent discussions with Deutsche Bank and also confirmed the list of potential candidates most likely to be interested in making an offer to purchase Techwell. The Techwell Board authorized management to work with Deutsche Bank to continue with an evaluation of strategic alternatives and to contact parties potentially interested in acquiring Techwell and who likely had the resources available to complete such a transaction, including those parties previously identified by Deutsche Bank at the Techwell Board meeting on October 27, 2009.

        On December 18, 2009, members of Techwell's management met with representatives from Deutsche Bank to discuss the current status of Techwell's business and began to develop a specific process to initiate communications with parties who were most likely to be interested in purchasing Techwell, including those parties previously discussed with the Techwell Board. Representatives from Deutsche Bank then contacted eleven companies to determine if there was interest in exploring a strategic transaction with Techwell. In some cases, these parties declined to initiate discussions or requested public information about Techwell, but ultimately determined not to proceed in discussions with Techwell. In other cases, representatives of Deutsche Bank facilitated management presentation meetings with potentially interested buyers, and communications with these potential buyers are described in more detail below.

        On January 4, 2010, Techwell entered into a nondisclosure agreement with Company C.

        On January 6, 2010, members of Techwell's management, including Mr. Kozato and Mr. Voll, met with representatives of Company C, including Company C's Chief Executive Officer and other members of its senior management team, to discuss Techwell's business and a potential acquisition of Techwell by Company C.

        On January 6, 2010, representatives from Deutsche Bank contacted Intersil's Chief Executive Officer, David Bell, to discuss Intersil's potential interest in exploring a strategic transaction with Techwell. Mr. Bell requested publicly available information about Techwell, a copy of a proposed nondisclosure agreement and that a meeting be scheduled between Techwell's management team and Intersil's management team.

        On January 6, 2010, representatives from Deutsche Bank contacted Company D's Chief Financial Officer, to discuss Company D's potential interest in exploring a strategic transaction with Techwell. Company D requested publicly available information about Techwell and indicated it would respond to Deutsche Bank with additional information about its level of interest.

        On January 7, 2010, representatives from Deutsche Bank contacted Company E's Chief Financial Officer, to discuss Company E's potential interest in exploring a strategic transaction with Techwell. Company E requested publicly available information about Techwell, a copy of a proposed nondisclosure agreement and that a meeting be scheduled between Techwell's management team and Company E's management team.

        On January 7, 2010, representatives from Deutsche Bank contacted a member of Company A's management team, to discuss Company A's potential interest in once again exploring a strategic transaction with Techwell. Company A requested publicly available information about Techwell, a copy of a proposed nondisclosure agreement that Techwell was using in connection with its sale process and that a meeting be scheduled between Techwell's management team and Company A's management team.

        On January 8, 2010, Techwell entered into a nondisclosure agreement with Company A after negotiations as to the appropriate terms of such agreement.

        On January 21, 2010, Techwell entered into a nondisclosure agreement with Company E after negotiations as to the appropriate terms of such agreement.

        On January 25, 2010, Techwell entered into a new nondisclosure agreement, effective January 7, 2010, with Intersil.

        On January 25, 2010, representatives from Deutsche Bank and representatives from Company A's financial advisor held a telephonic meeting to discuss a potential transaction between Company A and Techwell.

        On January 26, 2010, representatives from Techwell, Deutsche Bank and Company E met at Deutsche Bank's offices in Menlo Park, California for management presentations. This meeting included Mr. Kozato and Mr. Voll from Techwell. Company E had a number of representatives present, including its Chief Executive Officer, Chief Financial Officer and other members of its senior management team. The companies exchanged information on their respective companies and discussed potential synergies between the two companies.

        On January 27, 2010, representatives from Deutsche Bank had a telephonic meeting with Company C's Chief Financial Officer to discuss Techwell's sale process. Company C continued to express interest in exploring a strategic transaction with Techwell.

        On January 28, 2010, representatives from Techwell, Deutsche Bank and Company A met at Deutsche Bank's offices in Menlo Park, California for management presentations. This meeting included Mr. Kozato and Mr. Voll from Techwell. Company A had a number of representatives present, including its Chief Executive Officer, Chief Financial Officer and other members of its senior management team. The companies exchanged information on their respective companies and discussed potential synergies between the two companies.

        On January 28, 2010, representatives from Deutsche Bank and representatives from Company C's financial advisor held a telephonic meeting to discuss a potential transaction between Company C and Techwell and the sale process undertaken by Techwell.

        On January 29, 2010, Company C sent a written indication of interest to Techwell, expressing an interest in acquiring Techwell and proposing as a next step proceeding with a due diligence review of Techwell on an exclusive basis. Company C did not provide an offer price or any indication of its valuation of Techwell in its written indication of interest.

        On February 1, 2010, Techwell entered into a nondisclosure agreement with Company D after negotiations as to the appropriate terms of such agreement.

        On February 3, 2010, representatives from Techwell, Deutsche Bank and Intersil met at Deutsche Bank's offices in Menlo Park, California for management presentations. This meeting included Mr. Kozato and Mr. Voll from Techwell. Intersil had a number of representatives present, including

Mr. Bell, Jonathan Kennedy, its Chief Financial Officer, Susan Hardman, its Senior Vice President and General Manager, Analog & Mixed Signal, and Huilbert Verhoven, its Vice President and General Manager, High Speed Products. The companies exchanged information on their respective companies and discussed potential synergies between the two companies.

        On February 4, 2010, representatives from Deutsche Bank held a telephonic meeting with a representative from Company E, in which Company E informed Deutsche Bank that it was no longer interested in continuing discussions to acquire Techwell.

        On February 4, 2010, Techwell sent a letter to Company C rejecting Company C's request for an exclusivity period in which it could conduct its diligence review, and inviting Company C to contact Deutsche Bank regarding the continued exploration of an acquisition of Techwell.

        On February 5, 2010, representatives from Techwell, Deutsche Bank and Company A held a telephonic meeting to discuss additional technical information about Techwell.

        On February 9, 2010, Company B's Chief Executive Officer contacted a representative from Deutsche Bank to inquire about the Techwell sale process.

        On February 10, 2010, a representative from Deutsche Bank held a telephonic meeting with representatives of Company A's financial advisors to discuss timing related to Techwell's sale process.

        On February 10, 2010, Mr. Kozato held a telephonic meeting with a representative from Deutsche Bank to discuss Company B and its interest in acquiring Techwell.

        On February 11, 2010, representatives from Techwell, Deutsche Bank and Company D held a telephonic meeting during which Techwell's management presented information about Techwell to Company D. This meeting included Mr. Kozato and Mr. Voll from Techwell. Company D had a number of representatives present, including members of its management team.

        On February 12, 2010, representatives from Deustche Bank held a telephonic meeting with Mr. Bell and Mr. Kennedy to discuss the Techwell sale process.

        On February 12, 2010, representatives from Deutsche Bank held a telephonic meeting with representatives from Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Intersil's financial advisor, to discuss Techwell's sale process.

        On February 15, 2010, Mr. Voll, representatives from Deutsche Bank and representatives from Company A's management team held a telephonic meeting during which Mr. Voll provided additional due diligence information to Company A.

        On February 16, 2010, Company B sent an email to a representative from Deutsche Bank indicating that Company B's Board of Directors had authorized Company B's management to explore an acquisition of Techwell.

        On February 24, 2010, a representative from Deutsche Bank and Company B's Chief Financial Officer held a telephonic meeting to discuss Techwell's sale process.

        On February 24, 2010, representatives from Deutsche Bank and representatives from Morgan Stanley held a telephonic meeting to discuss preliminary due diligence requests from Intersil.

        On February 25, 2010, representatives from Deutsche Bank and representatives from Company D held a telephonic meeting to discuss the timing of Company D's due diligence review of Techwell. Company D indicated that it needed an additional two to three weeks to complete its review and, if it were interested in pursuing a transaction with Techwell, it would be in a position to submit a nonbinding indication of interest by March 16, 2010.

        Representatives from Deutsche Bank contacted all interested bidders to solicit indications of interest no later than March 16, 2010.

        On March 1, 2010, a representative from Deutsche Bank and a representative from Company B's financial advisor held a telephonic meeting to discuss Techwell's sale process. Also on March 1, 2010, Techwell entered into a nondisclosure agreement with Company B.

        On March 1, 2010, Mr. Kozato held a dinner meeting with Mr. Bell during which Mr. Bell presented a written nonbinding indication of interest to acquire Techwell in an all-cash transaction at a price of $15.50 per share. In its letter, Intersil proposed a brief period of exclusivity during which it would carry out confirmatory due diligence and negotiate a definitive acquisition agreement. Intersil also indicated that certain executive officers of Techwell to be identified by Intersil during its due diligence review would be required to enter into employment agreements containing noncompetition and nonsolicitation restrictions.

        On March 2, 2010, Mr. Voll, a representative from Deutsche Bank, representatives from Company A and Company A's financial advisors held a telephonic meeting during which Mr. Voll provided additional due diligence information about Techwell to Company A and its advisors.

        On March 2, 2010, representatives from Deutsche Bank and Morgan Stanley held a telephonic meeting during which the representatives discussed the indication of interest from Intersil. Representatives from Morgan Stanley conveyed that Intersil was evaluating other strategic acquisition opportunities that would preclude Intersil from acquiring Techwell as well, and that for Intersil to remain interested in pursuing an acquisition of Techwell, it required Techwell to respond by March 5, 2010 to Intersil's offer.

        On March 3, 2010, the Techwell Board met telephonically to discuss Intersil's indication of interest and Techwell's sale process. Representatives from Deutsche Bank and Pillsbury were present at the Board meeting. The representatives from Pillsbury discussed the fiduciary duties of the Board. The representatives from Deutsche Bank provided an update to the Techwell Board about the status of discussions with other interested parties and conveyed Intersil's request for a response by March 5, 2010. After discussion with management and its advisors, the Techwell Board determined that Intersil's statement that it was evaluating other strategic alternatives that would preclude an acquisition of Techwell was credible and determined how to proceed with Intersil and the other bidders. The Techwell Board scheduled another meeting for March 6, 2010 and authorized management to work with Deutsche Bank to solicit indications of interest from all potential buyers who remained interested in acquiring Techwell before such meeting and to notify Intersil that Techwell would not respond to Intersil's offer until March 6, 2010.

        On March 3, 2010, representatives from Techwell, Deutsche Bank, Company C and Company C's financial advisors met at Deutsche Bank's offices in Menlo Park, California for management presentations. This meeting included Mr. Kozato and Mr. Voll from Techwell. Company C had a number of representatives present, including its Chief Executive Officer, Chief Financial Officer and other members of its senior management team. The companies exchanged information on their respective companies and discussed potential synergies between the two companies.

        On March 3, 2010, representatives from Deutsche Bank contacted the financial advisors of Company A and Company C and a representative from Company D to request indications of interest be delivered on March 6, 2010 instead of March 16, 2010. Company D indicated that it would not be able to meet this date and refused to commit as to whether it would be submitting an indication of interest on March 16, 2010 (the original deadline).

        On March 4, 2010, representatives from Techwell, Deutsche Bank and Company B held a telephonic meeting during which Techwell's management presented information about Techwell to Company B. This meeting included Mr. Kozato and Mr. Voll from Techwell. Company B had a number of representatives present, including its Chief Executive Officer, Chief Financial Officer and members of its senior management team. Representatives from Deutsche Bank informed Company B that the next Techwell Board meeting was scheduled for March 6 and requested that Company B submit a revised indication of interest before such meeting.

        On March 4, 2010, Mr. Kozato, Mr. Voll, representatives from Deutsche Bank and representatives from Company D held a telephonic meeting during which Techwell provided additional diligence information to Company D.

        On March 4, 2010, representatives from Deutsche Bank and Company A's financial advisor held a telephonic meeting to discuss Techwell's request to receive indications of interest by March 6, 2010. Company A's financial advisors confirmed that Company A would submit an indication of interest before then.

        On March 4, 2010, representatives from Deutsche Bank and Morgan Stanley discussed the Techwell Board's request to delay Techwell's response to Intersil's indication of interest until March 10, 2010, so that the Techwell Board could meet and evaluate all other potential offers to acquire Techwell. Representatives from Morgan Stanley confirmed Intersil's willingness to wait until March 10, 2010 to reach an understanding with Techwell under which the parties could proceed with exclusive negotiations.

        On March 5, 2010, a representative from Deutsche Bank and Company B's Chief Financial Officer held a telephonic meeting to discuss the request that Company B submit its indication of interest to Techwell before the Techwell Board meeting on March 6, 2010. During this call, Company B's Chief Financial Officer confirmed that Company B would be submitting a non-binding written indication of interest that was likely to be $16.00 or more per share and the proposed consideration would likely consist of a combination of cash and stock. Company B's Chief Financial Officer indicated its written indication of interest was not likely to be delivered before March 6, 2010.

        On March 5, 2010, Techwell received a written nonbinding indication of interest from Company C to acquire Techwell for a price between $16.00 and $18.00 per share using a combination of cash and Company C stock. The proposed consideration would consist of between 50% and 60% of cash and the remainder in Company C stock. Company C expressed its willingness to proceed with its due diligence review of Techwell and negotiations of a definitive agreement without requiring Techwell to enter into an exclusivity agreement. Company C indicated that its proposal would require approval of Company C's stockholders in order to consummate the transaction. In addition, Company C indicated that it would require certain key employees of Techwell to enter into employment arrangements with Company C reasonably satisfactory to Company C, which employment arrangements would become effective upon the closing of the acquisition transaction.

        On March 6, 2010, Techwell received a written nonbinding indication of interest from Company A to acquire Techwell for a price of $16.28 per share in an all-cash transaction. Company A reserved the right to use up to $50 million worth of Company A stock as part of the consideration. Company A requested a 45-day period of exclusivity to continue discussions with Techwell.

        On March 6, 2010, the Techwell Board held a telephonic meeting to consider the indications of interest received from Intersil, Company A and Company C and the status of discussions with Company B and Company D. Mr. Voll and representatives from Deutsche Bank and Pillsbury were also in attendance. Representatives from Pillsbury described the Techwell Board's fiduciary duties in evaluating the indications of interest and considering the status of the Techwell sale process. Management discussed with the Techwell Board the status and prospects of Techwell. Representatives from Deutsche Bank provided a summary of the indications of interest received, described verbal communications with interested bidders regarding their indication of interests and reported on the current status of discussions with Company B and Company D. After discussions with management and its advisors, the Techwell Board determined how to proceed in communicating with the various bidders. In evaluating the requests from multiple bidders for a period of exclusivity, the Techwell Board took into account, among other things, that two of the three indications of interest had included such an arrangement as a condition to proceeding with further negotiations and the fact that the exclusivity arrangement would not stop other bidders from making any unsolicited, additional offers during the exclusivity period. While the Techwell Board recognized that it could not negotiate with an unsolicited bidder during the exclusivity period, it could consider any such unsolicited bid received in its deliberations as to whether to enter into a definitive agreement with any bidder that was granted exclusivity. The Techwell Board also noted that if a definitive agreement were entered into during the exclusivity period, it would contain a "fiduciary out" that would allow the Techwell Board to negotiate with unsolicited bidders any unsolicited bid it received thereafter under certain circumstances.

        The Techwell Board authorized Deutsche Bank to communicate with interested bidders that it wished to receive best offers from all bidders prior to the March 9 Techwell Board meeting, to indicate an offer price of $18.00 per share or more would be sufficient to allow Techwell to agree to enter into a limited exclusivity period to negotiate definitive terms, to notify all bidders that if the Techwell Board determined to move forward in discussing definitive terms with a bidder, the Techwell Board anticipated entering into a brief period of exclusivity with the party that offered the most attractive terms by the next Board meeting, and then scheduled another Techwell Board meeting for March 9, 2010. The Techwell Board also authorized management to work with Deutsche Bank to obtain a specific price (as opposed to a range) from Company C and to inform Company A that its requested 45-day exclusivity period was too long and would be rejected if it remained in any future offers.

        On March 6, 2010, representatives from Deutsche Bank and Morgan Stanley held a telephonic meeting to discuss Techwell's response to Intersil's indication of interest. The representatives from Deutsche Bank indicated that an offer price of $18.00 per share or more would be sufficient to allow Techwell to agree to enter into a limited exclusivity period to negotiate definitive terms, requested Intersil to resubmit an indication of interest with its best offer price by March 9, 2010 and indicated that the Techwell Board anticipated entering into a brief period of exclusivity with the bidder who offered the most attractive terms prior to the next Techwell Board meeting. Mr. Kozato had a telephonic conversation with Mr. Bell in which Mr. Kozato conveyed the same message delivered by Deutsche Bank to Morgan Stanley.

        On March 6, 2010, representatives from Deutsche Bank and Company A's financial advisors held a telephonic meeting to discuss Techwell's response to Company A's indication of interest. The representatives from Deutsche Bank indicated that an offer price of $18.00 per share or more would be sufficient to allow Techwell to agree to enter into a limited exclusivity period to negotiate definitive terms, indicated that Company A's requested exclusivity period was too long, requested Company A to resubmit an indication of interest with its best offer price and a significantly shorter exclusivity period by March 9, 2010 and indicated that the Techwell Board anticipated entering into a brief period of exclusivity with the bidder who offered the most attractive terms prior to the Techwell Board's March 9 meeting.

        On March 6, 2010, representatives from Deutsche Bank and Company C's financial advisor held a telephonic meeting to discuss Techwell's response to Company C's indication of interest. The representatives from Deutsche Bank requested that Company C provide a specific offer price (and not a range) in a revised indication of interest and to indicate in such indication of interest whether Company C's full board of directors supported the proposal. The representatives from Deutsche Bank requested that Company C resubmit a revised indication of interest with its best offer price by March 9, 2010, and indicated that the Techwell Board anticipated entering into a brief period of exclusivity with the bidder who offered the most attractive terms prior to the Techwell Board's March 9 meeting.

        On March 7, 2010, Company A submitted a revised nonbinding indication of interest with an offer price of $17.08 per share. Company A continued to reserve the right to issue up to $50 million worth of Company A stock as part of the consideration. Company A requested a two-week period of exclusivity to continue discussions with Techwell.

        On March 8, 2010, Mr. Kozato held a telephonic meeting with Company A's Chief Executive Officer to discuss the potential synergies between Techwell and Company A and the proposed terms of Company A's offer.

        On March 8, 2010, Mr. Kozato held a telephonic meeting with Mr. Bell to discuss the potential synergies between Techwell and Intersil and the proposed terms of Intersil's offer.

        On March 8, 2010, representatives from Deutsche Bank contacted a representative of Company D to update Company D on Techwell's sale process and to discuss the status of Company D's review of Techwell and its willingness to submit a proposal to acquire Techwell. Company D indicated it believed it would be in a position to submit a nonbinding indication of interest on March 16, 2010, but would not clearly commit to making such an offer. Representatives from Deutsche Bank advised Company D that the Techwell Board anticipated entering into a brief period of exclusivity with the bidder who offered the most attractive terms prior to the Techwell Board's March 9 meeting.

        On March 8, 2010, representatives from Deutsche Bank and Morgan Stanley held a telephonic meeting to discuss Intersil's reaction to the target price suggested by the Techwell Board. Following this conversation, Morgan Stanley sent Techwell a draft exclusivity agreement providing for a one-week exclusive period in which Techwell would work exclusively with Intersil on a potential sale transaction, with a one-week extension if the parties were then still working in good faith to execute a definitive agreement. Morgan Stanley emphasized Intersil's desire to expedite the process in light of other strategic opportunities being pursued by Intersil and indicated that Intersil would withdraw from Techwell's sale process if such process were delayed further.

        On March 9, 2010, representatives from Deutsche Bank and Morgan Stanley held a telephonic meeting to discuss the proposed form of exclusivity agreement and Intersil's intention for resubmitting a revised indication of interest. Following the call, Morgan Stanley sent Techwell a revised form of exclusivity agreement.

        On March 9, 2010, Techwell received a letter from Company C confirming its interest in an acquisition of Techwell using a combination of cash and Company C stock as consideration. Company C's offer was subject to Company C's stockholder approval. Company C's offer price continued to reflect an offer price range of $16.00 to $18.00 per share. The proposed consideration would consist of between 50% and 60% of cash and the remainder in Company C stock. Company C's written indication of interest stated that it had the approval of a majority of its directors to continue in discussions with Techwell. In response to Techwell's request that Company C specify a point value for its offer rather than a range, Company C stated that it had not been given sufficient access to due diligence to permit it to provide a more definitive offer price. Company C stated that if its diligence findings demonstrated that the business plan and its synergy estimates were likely to be exceeded, it would be prepared to offer a price at the top of the indicated range; that if its diligence findings yielded results in line with the management plan and synergy estimates, it would be prepared to offer a price toward the middle of the range; and that if the findings were materially lower, it would offer a price toward the bottom of the range.

        On March 9, 2010, Techwell received a nonbinding indication of interest from Company B, which proposed the acquisition of Techwell for an offer price in the range of $16.50 to $17.50 per share, using a combination of cash and Company B stock as consideration. The proposed consideration would consist of between 75% and 80% cash and the remainder in Company B stock. Company B's offer was contingent and subject to Company B board approval and the availability of financing to Company B. Company B also indicated that an acquisition would be subject to execution of employment agreements with key employees of Techwell.

        On March 9, 2010, Techwell received a revised nonbinding indication of interest from Intersil, which contained an all cash offer of $18.00 per share. The proposed transaction with Intersil did not require Intersil stockholder approval and was not subject to a financing contingency. Intersil's offer was delivered with a nonbinding term sheet and a form of exclusivity agreement containing a one-week exclusivity period for discussions among the parties, with an automatic one-week extension if Intersil was working in good faith to execute a definitive agreement with Techwell.

        On March 9, 2010, the Techwell Board held a telephonic meeting to consider the indications of interest received from Intersil, Company A, Company B and Company C and the status of discussions with Company D. Mr. Voll and representatives from Deutsche Bank and Pillsbury were also in attendance. At the meeting, Deutsche Bank provided the Techwell Board with a status update on the discussions with Intersil, Company A, Company B, Company C and Company D. The Techwell Board discussed financial and valuation analyses related to the various proposals. Representatives from Pillsbury described the Techwell Board's fiduciary duties in evaluating the indications of interest and considering the status of the Techwell sale process. The Techwell Board deliberated with respect to the advantages and disadvantages of each of the options available to Techwell, including ending all sales discussions and continuing as a standalone public company, rejecting all exclusivity requests and continuing discussions with Intersil, Company A, Company B, Company C and Company D with the goal of receiving an offer in excess of that currently proposed by Intersil, making a request to Intersil that it further increase its offer, and entering into exclusivity with Intersil for the two-week period and negotiating with Intersil during such period on the basis of its $18.00 per share all cash proposal. Among other things, the Techwell Board discussed with its advisors and management each of the indications of interest in detail and the prior course of negotiations with each party, the perceived relative certainty of reaching a definitive agreement with each of the bidders on the terms each had offered, the advantages and disadvantages of the proposed short-term exclusivity agreement sought by Intersil, the likelihood that Intersil would proceed with negotiations if its request for exclusivity was rejected, Intersil's statement that it would withdraw completely from the Techwell sale process if it were not granted its requested exclusivity period and Techwell did not indicate a willingness to proceed with the negotiation of a definitive agreement on the basis of Intersil's offer, the chances that either Company A, Company B or Company C would increase its proposed price beyond what Intersil had offered as well as the terms proposed by Intersil in a term sheet of the proposed transaction, including terms with respect to the Techwell Board's ability to respond to unsolicited offers after execution of a definitive merger agreement, proposed termination rights and termination fees. The Techwell Board concluded that a significant risk existed that Intersil would not continue to pursue the transaction if Techwell did not agree to continue discussions with Intersil on an exclusive bases for a limited period of time and on the basis of $18.00 per share. The Techwell Board also concluded that Intersil had offered the highest price of any bidder and was the bidder which had the most certainty in closing a transaction based on the indications of interest submitted to date. After discussion, the Techwell Board authorized entry into a short-term exclusivity agreement with Intersil, which period would initially be one week and extended automatically for an additional one week period if Intersil was then working in good faith toward execution of a definitive agreement. The Techwell Board also authorized management to work with Deutsche Bank and Pillsbury to make a counter-proposal to Intersil on terms (other than price and exclusivity) contained in the proposed term sheet from Intersil.

        On March 9, 2010, Techwell sent a revised nonbinding term sheet to Intersil indicating a willingness to enter into exclusive negotiations of a definitive agreement on the basis of an all-cash, non-contingent offer to purchase all of the outstanding shares of Techwell at a purchase price of $18.00 per share. The term sheet stated that certain executive officers of Techwell would enter into an employment agreement and non-solicitation agreements and an agreement not to compete with Intersil for no more than two years, which such agreements were required to be executed at the time of the execution of a definitive acquisition agreement. On March 9, 2010, the parties executed an exclusivity agreement that would terminate on March 16, 2010 with an automatic extension for one additional seven day period if Intersil was working in good faith towards the execution of a definitive agreement consistent with the material terms proposed in the nonbinding term sheet.

        On March 9, 2010 and after Techwell entered into an exclusivity agreement with Intersil, Company A sent a revised, nonbinding written indication of interest to Techwell indicating an increase in its prior offer price to $18.28 per share and eliminating the stock component of its prior offer, resulting in an all-cash offer that was not subject to any financing contingencies. Company A requested a two-week exclusivity period.

        On March 10, 2010, representatives from Deutsche Bank informed representatives from Morgan Stanley that Techwell had received an unsolicited indication of interest from another bidder.

        On March 10, 2010, the Techwell Board held a telephonic meeting to discuss receipt of the revised offer from Company A. Mr. Voll and representatives from Deutsche Bank and Pillsbury were in attendance. Representatives from Deutsche Bank updated the Techwell Board on the recent updated indication of interest from Company A. Representatives from Pillsbury advised the Techwell Board of its fiduciary duties in considering its course of action under the circumstances. The Techwell Board considered various alternatives in light of Company A's unsolicited offer, including informing Intersil that it was required to increase its offer price for negotiations with Intersil to continue and requesting that Intersil waive exclusivity so that Techwell could reengage in discussions with Company A directly and if Intersil denied such request, informing Intersil that Techwell would not be willing to execute a definitive agreement with Intersil until after the exclusivity period terminated so that Techwell first had an opportunity to engage in further negotiations with Company A. In considering these alternatives, the Techwell Board took into account, among other factors, the perceived relative certainty of entering into an agreement with Intersil relative to Company A, the risk that Intersil might cease discussions with Techwell if it were required to terminate exclusive discussions with Techwell and the fact that Company A had reduced its offer price in prior conversations with Techwell in 2008. After discussion with management and its advisors, the Techwell Board determined that the risk of Intersil ceasing discussions with Techwell if it were required to terminate exclusivity or immediately raise its price before concluding due diligence was significant and determined to continue discussions in good faith during the exclusivity period with Intersil, but instructed Deutsche Bank to indicate to Intersil that it expected Intersil to increase its price prior to finalizing a definitive agreement. The Techwell Board then held an executive session, with the Deutsche Bank representatives as well as Mr. Kozato and Mr. Voll leaving the meeting, to discuss the proposed transaction and the employment offers contemplated by Intersil's indication of interest to certain members of Techwell's management team. Intersil had requested employment agreements containing non-competition restrictions and had also indicated that they would be paying consideration to these members of management in order to induce them to join Intersil and to agree to the nonsolicitation and noncompetition restrictions. The independent members of the Techwell Board discussed, with input from representatives of Pillsbury, the role of the Compensation Committee in reviewing such agreements and consideration when such agreements were presented. The members of the Compensation Committee determined to retain Compensia, Inc. as its consultant in this regard.

        On March 10, 2010, Intersil's legal counsel for the transaction, Dechert LLP ("Dechert") delivered the section of a draft of the merger agreement containing Techwell's representations and warranties to Pillsbury in order to assist Techwell in preparing a disclosure schedule to a merger agreement.

        On March 11, 2010, Techwell provided additional due diligence materials to Intersil, including granting Intersil access to a virtual data room containing detailed information about Techwell, and Intersil continued its due diligence review of Techwell. At various times and places from March 11, 2010 to March 19, 2010, various business, financial and operational due diligence meetings between Techwell and Intersil took place involving a variety of personnel from both companies and representatives from Deutsche Bank and Morgan Stanley, and on one occasion, representatives from Deloitte & Touche LLP, Techwell's independent registered public accounting firm. During this time period, Dechert and Intersil's legal counsel for its concurrent financing, Skadden, Arps, Slate,

Meagher & Flom LLP ("Skadden"), conducted legal due diligence and interfaced with Pillsbury on these diligence efforts.

        On March 11, 2010, Mr. Kozato, Mr. Voll, representatives from Deutsche Bank, Mr. Bell, Mr. Kennedy, Ms. Hardman, other representatives from Intersil's senior management team and representatives from Morgan Stanley met in San Jose, California to conduct additional due diligence on Techwell and discuss potential synergies between the two companies. During this meeting, Mr. Kozato informed Intersil that while the revenue plan for 2011 that was previously delivered to Intersil (as well as other bidders) was attainable, he had greater confidence in achieving a more conservative revenue plan for 2011.

        On March 15, 2010, the Compensation Committee of the Techwell Board engaged Compensia, Inc. to serve as its independent compensation consultant to assist the Compensation Committee in evaluating the reasonableness of the offer letters to be delivered by Intersil to certain members of Techwell's management.

        On March 15, 2010, Vern Kelley, Intersil's Senior Vice President, Human Resources, met with Mr. Kozato to discuss the terms on which some of the key employees of Techwell would remain employed by Techwell and not have an incentive to leave Techwell shortly after its acquisition by Intersil.

        On March 16, 2010, representatives from Deutsche Bank and Morgan Stanley held a telephonic meeting to discuss the progress of Intersil's diligence review.

        On March 16, 2010, representatives from Company A's financial advisor made an unsolicited telephone call to Deutsche Bank affirming that Company A's most recent indication of interest was still valid.

        On March 16, 2010, a representative from Deutsche Bank provided notice to representatives of Morgan Stanley of an unsolicited call from the financial advisor of another bidder.

        On March 16, 2010, a representative of Dechert and a representative of Pillsbury held a telephonic meeting to discuss the transaction and the anticipated delivery time of a draft of the definitive agreement. Subsequent to this call and on March 16, 2010, Dechert sent Pillsbury an initial draft of the Agreement and Plan of Merger and a form of Tender and Voting Agreement.

        On March 18, 2010, Dechert sent Pillsbury and Mr. Kelley sent to Mr. Kozato drafts of offer letters of employment containing noncompete and nonsolicit obligations to certain members of Techwell's management team, which were a condition to Intersil's willingness to execute a definitive acquisition agreement with Techwell.

        On March 18, 2010, Pillsbury sent Dechert a revised draft of the Agreement and Plan of Merger and form of Tender and Voting Agreement.

        On March 19, 2010, representatives of Deutsche Bank and Morgan Stanley held a telephonic meeting to discuss the status of Intersil's due diligence review. Morgan Stanley indicated it was possible that Intersil would request an extension to the exclusivity period for an additional two days as a result of its ongoing due diligence review. Deutsche Bank indicated that this request would likely not be received favorably by Techwell.

        On March 19, 2010, the Techwell Board met to discuss the status of negotiations with Intersil and its diligence review of Techwell. Representatives from Deutsche Bank and Pillsbury were in attendance at the meeting. Representatives from Pillsbury advised the Techwell Board of its fiduciary duties in this context and reviewed the current status of the Agreement and Plan of Merger, the form of Tender and Voting Agreement and the employment agreements. Representatives from Deutsche Bank discussed the status of diligence and reviewed with the Board the recent communication from Company A. The

Techwell Board authorized management to continue negotiations with Intersil. Immediately following the meeting of the Techwell Board, the Compensation Committee of the Techwell Board met to discuss the offer letters of employment provided to members of Techwell's senior management team. A representative from Compensia joined the Compensation Committee meeting and provided initial input into whether Compensia viewed the compensation to be paid to the members of Techwell's senior management team as outlined in the offer letters as reasonably related to employment compensation, severance or other employee benefit compensation.

        On March 19, 2010, Company A sent a revised, nonbinding written indication of interest to Techwell indicating an increase in its prior offer price to $18.50 per share, reiterating the all-cash structure of the offer and confirming that the offer was not subject to any financing contingencies. In its communication, Company A expressed its willingness, to the extent Techwell had negotiated a merger agreement with an alternative purchaser and assuming that merger agreement contained customary terms and conditions for a transaction of this nature, to enter into such pre-negotiated definitive agreement with Techwell. Company A also indicated its ability to complete its confirmatory due diligence within two days.

        On March 19, 2010, representatives from Deutsche Bank informed Morgan Stanley that Techwell had received an updated indication of interest from a bidder.

        On March 19, 2010, representatives from Pillsbury and Dechert met in Pillsbury's offices in Palo Alto, California to negotiate the terms of the Agreement and Plan of Merger and the form of Tender and Voting Agreement.

        On March 20, 2010, the Techwell Board held a telephonic meeting to discuss the receipt of the most recent unsolicited written offer from Company A. Mr. Voll and representatives from Deutsche Bank and Pillsbury were in attendance. The Techwell Board, with input from management and its advisors, evaluated the current proposal from Company A against the current terms being offered by Intersil as well as the status of the Agreement and Plan of Merger with Intersil. The Techwell Board also discussed the potential risk of losing Intersil as a bidder, if it were to re-engage with Company A at this time and the perceived relative certainty of entering into an agreement with Intersil relative to Company A. Mr. Kozato noted that Company A had not received management's more conservative revenue forecast for 2011, because it was conveyed to Intersil orally during the exclusivity period, and therefore, could not be similarly conveyed to Company A. The Techwell Board discussed the fact that this information could adversely affect the offer price being considered by Company A and by any other bidders as well. Then the representatives from Deutsche Bank left the meeting. Representatives from Pillsbury advised the Techwell Board of its fiduciary duties in this context. The Techwell Board continued to discuss the proposed transaction with Intersil and whether to seek a waiver of the exclusivity agreement with Intersil in order to reengage with Company A. The Techwell Board again discussed whether there was greater certainty in finalizing a definitive agreement with Intersil in light of, among other things, the progress made in the negotiation of a definitive agreement, the amount of diligence completed by Intersil to date, the fact that Company A continued to request a brief period for confirmatory due diligence, the fact that Company A had reduced a nonbinding offer price to acquire Techwell in the past and the fact that Intersil indicated that it would cease discussions with Techwell if Techwell allowed the exclusivity period to expire without executing a definitive agreement with Intersil. When the representatives from Deutsche Bank rejoined the meeting, the Techwell Board authorized management to work with Deutsche Bank to make a counter-offer to Intersil with an offer price of $18.55 per share and to indicate to Intersil that Techwell was not willing to proceed to enter into the Agreement and Plan of Merger with an offer price of $18.00 at that time. Mr. Voll then left the meeting, and a representative from Compensia, Inc. joined the meeting. The Techwell Board then discussed the employment offer letters sent by Intersil to certain members of Techwell's management.

        On March 20, 2010, representatives from Deutsche Bank and Morgan Stanley held a telephonic meeting during which Deutsche Bank presented the $18.55 per share counter proposal and indicated that Techwell was not willing to enter into an Agreement and Plan of Merger with an offer price of $18.00 at that time. Deutsche Bank informed Morgan Stanley that the Techwell Board was meeting the following morning to determine whether to proceed with a transaction with Intersil. In a subsequent conversation between Deutsche Bank and Morgan Stanley on March 20, 2010, Morgan Stanley, on behalf of Intersil, orally confirmed that Intersil was willing to increase its offer price to $18.50, but only so long as the termination fee payable to Intersil by Techwell under certain circumstances was also increased from three percent of the total equity value of the transaction on a fully diluted basis to four percent of the total equity value of the transaction on a fully diluted basis plus expense reimbursement.

        On March 20, 2010, representatives from Pillsbury and Dechert continued to negotiate the Agreement and Plan of Merger and the form of Tender and Voting Agreement in Pillsbury's offices in Palo Alto, California.

        On March 21, 2010, the Techwell Board met at Pillsbury's offices in Palo Alto, California. Mr. Voll and representatives from Deutsche Bank and Pillsbury were in attendance. Representatives of Pillsbury and Deutsche Bank provided an overview of the negotiation process with Company A, Company B, Company C, Company D, Company E and Intersil and the current status of the negotiations with Intersil. The Techwell Board discussed, with input from management and its advisors, other strategic alternatives available to Techwell, including but not limited to, allowing the exclusivity period to expire in order to continue discussions with Company A and the other potential bidders and ending the sales process and continuing to operate as a standalone business. Representatives from Deutsche Bank discussed certain financial analyses performed by Deutsche Bank in connection with preparing for the possibility of delivering an opinion as to whether the consideration of $18.50 per share to be received by holders of Techwell's common stock pursuant to the Agreement and Plan of Merger was fair, from a financial point of view, to such holders. See "Opinion of Techwell's Financial Advisor" below. The Techwell Board also discussed the relative certainty of reaching agreement with each of the potential bidders on a definitive agreement. After this discussion, the representatives from Deutsche Bank left the meeting. Representatives from Pillsbury then advised the Techwell Board on its fiduciary duties in connection with the consideration of the proposed transaction. Representatives from Pillsbury then led a detailed discussion of the proposed terms of the Agreement and Plan of Merger and the Tender and Voting Agreements. The Techwell Board then discussed the various interests of the directors in the transaction, which interests are described above in this Schedule 14D-9 in more detail under "Past Contacts, Transactions, Negotiations and Agreements. Arrangements with Current Executive Officers and Directors of the Company—Interests of Certain Persons." The Techwell Board then held a lengthy discussion about the factors relating to the proposed transaction and the strategic alternatives available to Techwell as well as the alternative of continuing as a standalone company. After this discussion, the representatives from Deutsche Bank rejoined the meeting, and a further discussion followed about the proposed transaction. The Techwell Board authorized management, Pillsbury and Deutsche Bank to indicate to Intersil that Techwell was willing to enter into an Agreement and Plan of Merger with an offer price of $18.50 per share and to continue to negotiate with Intersil the terms of the Agreement and Plan of Merger and the Tender and Voting Agreements, including making a counter-proposal that the size of the termination fee to be paid by Techwell to Intersil in certain circumstances be set at 3.5% of the total equity value of the transaction on a fully diluted basis.

        On March 21, 2010, Dechert delivered to Pillsbury revised employment offer letters, which contained a provision requiring Techwell to terminate the change in control and severance agreements currently in effect between Techwell and certain of these key employees and to provide that all such benefits otherwise payable under certain circumstances to such key employees under these agreements would be paid at the closing of the tender offer as consideration (in part) for each such officer agreeing to enter into the nonsolicitation and noncompetition provisions.

        On March 21, 2010 and continuing into the morning of March 22, 2010, representatives of Pillsbury and Dechert continued to negotiate the terms of the Agreement and Plan of Merger. During these discussions, Intersil proposed that the termination fee be increased to 3.75% of the total equity value of the transaction on a fully diluted basis.

        On March 21, 2010, representatives from Intersil conducted additional due diligence about Techwell and its customers.

        On the morning of March 22, 2010, members of Techwell's senior management team, including Mr. Kozato, Dr. Feng Kuo, Techwell's Chief Technical Officer, David Nam, Techwell's VP Sales and Marketing, Joe Kamei, Techwell's VP of Operations, and Wen-Lung Chen, Techwell's VP, Engineering, met at Pillsbury's offices in Palo Alto, California to discuss the terms of the offer letters of employment and noncompetition obligations being offered to them by Intersil. One of Techwell's directors, Robert Cochran, also met with members of Techwell's senior management team at Pillsbury's offices in Palo Alto, California on March 22, 2010.

        Following additional discussions between Techwell, Pillsbury, Intersil and Dechert, the Techwell Board met again by telephone conference on the morning of March 22, 2010. At the commencement of the meeting, the Techwell Board affirmed that each member of the Compensation Committee of the Techwell Board was an independent director. The Techwell Board meeting was then temporarily adjourned and a meeting of the Compensation Committee commenced. A representative from Pillsbury described the terms of employment proposed by Intersil to certain members of Techwell's management, including the acceleration of all outstanding equity awards and payment of any potential cash severance obligations upon the closing of the tender offer and the noncompete and nonsolicitation obligations, being offered to certain members of Techwell's management. A representative from Compensia confirmed its view that the compensation being offered to the members of Techwell's management team was reasonable and related to employment compensation, severance or other employee benefit compensation. After discussion, the Compensation Committee determined that the compensation being offered to the members of Techwell's management team was reasonable and related to employment compensation, severance or other employee benefit compensation. The Compensation Committee meeting was adjourned, and the Techwell Board meeting then reconvened. Representatives from Pillsbury summarized the material terms of the Agreement and Plan of Merger that had changed since the Board meeting on March 21, 2010, including that the current offer price from Intersil was $18.50 per share and the termination fee payable by Techwell to Intersil under certain circumstances was 3.75% of the total equity value of the transaction on a fully diluted basis. Representatives of Deutsche Bank then provided its oral opinion that, as of March 22, 2010 and based upon and subject to the various considerations, assumptions, qualifications, limitations and other matters as set forth in the opinion (a written copy of which was subsequently delivered and is attached to this Schedule 14D-9 as Annex II), the consideration of $18.50 per share to be received by holders of Techwell's common stock pursuant to the Agreement and Plan of Merger was fair, from a financial point of view, to such holders. The Techwell Board then had further discussion of the factors relating to the acquisition. See discussion of the material factors considered by the Techwell Board under "Reasons for Recommendation" below. After further discussion of its fiduciary duties and the terms of the Agreement and Plan of Merger, the Techwell Board members unanimously concluded that the proposed transaction with Intersil was fair to and in the best interests of Techwell and its stockholders and unanimously approved the Agreement and Plan of Merger with a purchase price of $18.50 per share.

        Following the Techwell Board meeting on March 22, 2010, the parties proceeded with final negotiations and to finalize documentation and communication plans. On March 22, 2010, certain stockholders and all of the directors of Techwell, as well as Techwell, Intersil and the Purchaser, executed and delivered Tender and Voting Agreements; Techwell, the Purchaser and Intersil executed and delivered the Agreement and Plan of Merger; and certain members of Techwell's management team executed offer letters of employment with Intersil.

  Reasons for Recommendation

        In evaluating the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all stockholders accept the Offer and tender the shares of Common Stock they own pursuant to the Offer and, if required by applicable law, vote all shares in favor of the adoption of the Merger Agreement, the Techwell Board considered a number of factors. The following is a summary of the material factors that supported its decision to make this recommendation:

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  The Company's Operating and Financial Condition; Prospects.  The Techwell Board considered the current and historical financial condition, results of operations, business and prospects of Techwell, as well as Techwell's financial plan and prospects, if it were to remain an independent company. The Techwell Board discussed Techwell's current financial plan, including the risks associated with achieving and executing upon the plan and the fact that it required significant additional investments for both acquisitions and future growth, as well as the general risks of market conditions that could reduce Techwell's stock price. The Techwell Board also considered the highly competitive and rapidly evolving environment in which Techwell operates and is expected to operate in the future. The Techwell Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of Techwell's financial plan, operations, and prospects and may not ever obtain a share price premium equal to or greater than the premium being offered by Purchaser.

  •
  Cash Consideration; Certainty of Value.  The Techwell Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Intersil's proposal was not subject to obtaining any outside financing. The Techwell Board considered the business reputation of Intersil and its management and the substantial financial resources of Intersil and, by extension, Purchaser, which the Techwell Board believed supported the conclusion that a transaction with Intersil and Purchaser could be completed relatively quickly and in an orderly manner.

  •
  Premium to Current and Historical Trading Prices of Shares.  The $18.50 per Share price to be paid in cash would provide Techwell stockholders with the opportunity to receive a premium over the historical trading prices of the Common Stock, based on the Techwell Board's analysis of the range of historical trading closing prices of the Common Stock on the NASDAQ for the one-year period ending on March 19, 2010 and the implied share price premium based on the consideration per share of $18.50, including the information summarized below:

Period ending on March 19, 2010	Price	Implied share price premium
As of March 19, 2010	$12.44	48.7%
30-day average	$12.15	52.2%
52-week high	$13.51	36.9%

        The Techwell Board also took note of the fact that the closing price of the Common Stock on NASDAQ had not reached $18.50 since November 2006 and had only closed above $18.50 three times since the Common Stock had been publicly traded on NASDAQ.

  •
  Opinion of Financial Advisor.  The opinion of Deutsche Bank Securities Inc. ("Deutsche Bank"), dated March 22, 2010 to the Techwell Board that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by the holders of Common Stock in the Offer and the Merger pursuant to the

    Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in "Opinion of Techwell's Financial Advisor." The full text of Deutsche Bank's written opinion, dated March 22, 2010, is attached as Annex II to this Schedule 14D-9.

  •
  Available Alternatives; Results of Discussions with Third Parties.  The Techwell Board considered the possible alternatives to the acquisition by Intersil (including the possibility of being acquired in whole or in part by another company or financial sponsor, or continuing to operate as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to Techwell's stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Techwell Board's assessment that none of these alternatives were reasonably likely to present superior opportunities for Techwell to create greater value for Techwell's stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Techwell Board considered the possibility of growing the Company's business through significant acquisitions and internal growth while remaining an independent public company. In this respect, the Board considered the significant additional investments that would be required for such acquisitions and the potential execution risks and uncertainties associated therewith. The Techwell Board also considered the results of the process that the Techwell Board had conducted, with the assistance of the Company management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. The Techwell Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire Techwell at a higher price.

  •
  Arm's Length Negotiations.  The fact that the financial and other terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the number and nature of the conditions on Intersil's and the Purchaser's obligations to consummate the Offer and the Merger, were the product of arm's-length negotiations among the parties and were designed to provide more certainty that the Offer and the Merger would ultimately be consummated on a timely basis.

  •
  Course of Negotiations.  The course of negotiations over the transaction, which resulted in an increase of $3.00, or 19%, in the price per Share offered by Purchaser, and the judgment of the Techwell Board that the proposed terms of the Offer and the Merger were likely the best that could be negotiated.

  •
  Closing Conditions.  The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Purchaser's obligations to purchase shares of Common Stock in the Offer and to close the Merger are subject to limited conditions.

  •
  No Financing Condition.  The business reputation of Intersil and its management, the substantial financial resources of Intersil, including the representation of Intersil and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement, Intersil's financing commitment of $390 million from Morgan Stanley Senior Funding Inc. in connection with the Merger Agreement, and the fact that the Offer is not subject to a financing condition, which collectively supported the conclusion that a transaction with Intersil and Purchaser could be completed relatively quickly and in an orderly manner.

  •
  Stockholder Tender Agreements.  The stockholders who entered into Tender and Voting Agreements control in the aggregate approximately 20% of the outstanding shares of Common Stock and have agreed to tender their shares of Common Stock in the Offer, which support made it more likely that the transaction could be completed on a more expedited basis and in an orderly manner.

  •
  Tender Offer Structure.  The structure of the transaction as a tender offer for all shares of Common Stock, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders (other than whose who perfect their appraisal rights under the DGCL) will receive the same consideration as received by stockholders who tender their shares of Common Stock in the Offer.

  •
  Ability to Change Recommendation and Respond to Certain Unsolicited Acquisition Proposals. The ability of the Techwell Board under certain circumstances to withdraw, modify or change the Techwell Board's recommendation to stockholders that they accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required, vote their shares of Common Stock in favor of the adoption of the Merger Agreement, and the right of the Techwell Board to terminate the Merger Agreement if certain conditions are satisfied, subject to payment of a $17,076,058 termination fee under certain circumstances, which the Techwell Board determined was reasonable in light of, among other things, the benefits of the Offer and the Merger to Techwell's stockholders. Similarly, the Tender and Voting Agreements terminate upon a termination of the Merger Agreement and thus would not represent a material obstacle to a superior proposal.

  •
  Extension of Offer.  The fact that, subject to limited exceptions, Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

  •
  Availability of Appraisal Rights in the Merger.  The fact that Techwell stockholders that do not tender their Common Stock in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

        The Techwell Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer, the Merger and the Merger Agreement, including the following:

  •
  Failure to Complete Transaction.  The risks and costs to Techwell if the Offer and the Merger are not consummated, including the diversion of the attention of Techwell's directors, executive officers and associates, the potential loss of employees, customers, suppliers and business partners, the incurrence of significant transaction costs and that Techwell may have to pay a $17,076,058 termination fee to Intersil.

  •
  No Stockholder Participation in Future Growth.  While the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Common Stock was traded prior to the public announcement of the Merger and the Offer, tendering of the Common Stock in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of Techwell.

  •
  Interests of Techwell Officers and Directors.  The interests of the officers and directors of Techwell in the Offer, including the matters described under "Item 3(a) Arrangements with Current Executive Officers and Directors of the Company" of this Schedule 14D-9.

  •
  No-Shop Restrictions.  The restrictions on Techwell's ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, the ability of Intersil to match a competing proposal, and the requirement that Techwell pay a $17,076,058 termination fee to Intersil in order to accept a superior proposal and in certain other circumstances specified in the Merger Agreement, which the Techwell Board understood, while potentially having the effect of discouraging third parties from proposing a competing business transaction, were conditions to Intersil's willingness to enter into the Merger Agreement and were reasonable in light of, among other things, the benefits of the Offer and the Merger to Techwell's stockholders.

  •
  Taxable Consideration.  The all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders who have a gain for U.S. federal income tax purposes.

  •
  Exclusive Negotiations.  The Exclusivity Agreement, which Intersil made a condition to its willingness to negotiate a possible acquisition of Techwell, limited the Techwell Board's ability to assess the market for the Common Stock after the Exclusivity Agreement was signed and prior to entering into the Merger Agreement.

  •
  Regulatory Approvals.  The regulatory approvals that are required to consummate the Offer and the prospects for receiving any such approvals.

  •
  Interim Restrictions on Business Pending Completion of the Offer.  The potential limitations on Techwell's pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Intersil.

  •
  Intersil Control of Techwell Board after Completion of Offer.  The provisions of the Merger Agreement that provide, subject to certain conditions, Purchaser with the ability to obtain representation on the Techwell Board proportional to Purchaser's ownership of Shares upon completion of the Offer.

        The foregoing discussion of the information and factors considered by Techwell Board is not intended to be exhaustive, but merely summarizes the material factors considered. The members of the Techwell Board evaluated the Offer, the Merger and the Merger Agreement in light of their knowledge of the business, financial condition and prospects of Techwell and the strategic alternatives to Techwell. In view of the number and wide variety of factors, both positive and negative, considered by the Techwell Board, the Techwell Board did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the factors considered or determine that any factor was of particular importance. Rather, the Techwell Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Techwell Board. In addition, individual members of the Techwell Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

  Opinion of Techwell's Financial Advisor

        Deutsche Bank has acted as financial advisor to Techwell in connection with the Merger Agreement, pursuant to which Purchaser will conduct the Offer followed by the Merger (collectively with the Offer, the "Transaction"). On March 22, 2010, Deutsche Bank delivered its oral opinion during a Techwell Board meeting and subsequently confirmed its oral opinion in a written opinion to the Board indicating that, as of March 22, 2010, the date of such written opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the $18.50 per Share price (the "Offer Price") was fair, from a financial point of view, to the holders of the outstanding shares of Techwell common stock.

        The full text of Deutsche Bank's written opinion, dated March 22, 2010 (referred to as the "Deutsche Bank Opinion"), which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. Techwell stockholders are urged to read the Deutsche Bank Opinion carefully and in its entirety. The summary of the Deutsche Bank Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Deutsche Bank Opinion.

        In connection with Deutsche Bank's role as financial advisor to Techwell, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning Techwell, certain internal analyses, financial forecasts and other information relating to Techwell prepared by management of Techwell. Deutsche Bank also held discussions with certain senior officers of Techwell regarding the businesses and prospects of Techwell. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Techwell common stock, (ii) to the extent publicly available, compared certain financial and stock market information for Techwell with similar information for certain other companies it considered relevant whose securities are publicly traded, (iii) to the extent publicly available, reviewed the financial terms of certain recent business combinations which it deemed relevant, (iv) reviewed the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

        In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Techwell, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the Board's permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of Techwell or Intersil or any of their respective subsidiaries, nor has it evaluated the solvency or fair value of Techwell under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with the Techwell Board's permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Techwell as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. The Deutsche Bank Opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of such opinion.

        For purposes of rendering its opinion, Deutsche Bank has assumed with the Techwell Board's permission that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed.

        Set forth below is a brief summary of certain financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with the Board at its meeting on March 21, 2010.

        Historical Stock Price Performance.    Deutsche Bank reviewed and analyzed recent and historical market prices and trading volume for the Common Stock and compared such market prices to certain stock market and industry indices.

        Deutsche Bank also analyzed the Offer Price to be received by Techwell stockholders pursuant to the Merger Agreement in relation to the closing stock price as of March 19, 2010, the last trading date prior to the announcement of the Transaction, and the 30-trading day average and 52-week high stock prices (for the period of time ended March 19, 2010) of Techwell common stock in relation to that date. This analysis indicated that the Offer Price to be paid to Techwell stockholders pursuant to the Merger Agreement represented:

  •
  a premium of 49% based upon the closing stock price on March 19, 2010 of $12.44 per share;

  •
  a premium of 52% based upon the 30-trading day average stock price of $12.15 per share; and

  •
  a premium of 37% based upon the 52-week high stock price of $13.51 per share.

        Analysis of Selected Publicly Traded Companies.    Deutsche Bank compared certain financial information and commonly used valuation measurements for Techwell to corresponding information and measurements for a group of six publicly traded companies with market capitalization under $1 billion that participate in the mixed signal integrated circuit market: Advanced Analogic Technologies Incorporated, Micrel, Incorporated, Monolithic Power Systems, Inc., O2Micro International Limited, Standard Microsystems Corporation and Volterra Semiconductor Corporation (the "Small Mixed Signal Companies"). Comparison was also made to twelve other mixed signal companies with market capitalization over $1 billion, which consisted of Analog Devices, Inc., Hittite Microwave Corporation, Integrated Device Technology, Inc., Intersil, Linear Technology Corporation, Maxim Integrated Products, Inc., Microsemi Corporation, National Semiconductor Corporation, Power Integrations, Inc., Semtech Corporation, Silicon Laboratories Inc. and Texas Instruments Incorporated (the "Large Mixed Signal Companies", and collectively with the Small Mixed Signal Companies, the "Selected Companies"). Such financial information and valuation measurements included, among other things, (i) ratios of common equity market value as adjusted for debt and cash ("Enterprise Value") to revenues; and (ii) ratios of common equity market prices per share to earnings per share ("EPS"). To calculate the trading multiples for Techwell and the Selected Companies, Deutsche Bank used publicly available information concerning historical and projected financial performance. Deutsche Bank also used estimates prepared by Techwell's management and Wall Street estimates.

        As part of its analysis, Deutsche Bank estimated and applied multiple ranges as follows:

  •
  the range of implied share prices of the Common Stock based upon a selected range of revenue multiples, on an estimated calendar year 2010 basis, of 1.0x to 3.2x was $7.61 to $15.46 for the growth case Techwell management estimates (the "Growth Case") and $7.62 to $15.47 for the base case Techwell management estimates (the "Base Case");

  •
  the range of implied share prices of the Common Stock based upon a selected range of revenue multiples, on an estimated calendar year 2011 basis, of 0.9x to 2.9x was $8.85 to $19.31 for the Growth Case and $8.25 to $17.48 for the Base Case.

  •
  the range of implied share prices of the Common Stock based upon a selected range of EPS multiples, on an estimated calendar year 2010 basis, of 17.0x to 20.0x was $11.82 to $13.91 for the Growth Case and $11.63 to $13.68 for the Base Case; and

  •
  the range of implied share prices of the Common Stock based upon a selected range of EPS multiples, on an estimated calendar year 2011 basis, of 15.0x to 18.0x was $19.13 to $22.95 for the Growth Case and $15.09 to $18.10 for the Base Case.

        None of the companies utilized as a comparison are identical to Techwell. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

        Analysis of Selected Precedent Transactions.    Deutsche Bank reviewed the financial terms, to the extent publicly available, of 42 proposed, pending or completed mergers and acquisition transactions since January 2005 in the semiconductor industry (the "Selected Transactions"). Deutsche Bank calculated various financial multiples based on certain publicly available information for each of the Selected Transactions and compared them to corresponding financial multiples in the Transaction.

Deutsche Bank used the estimates of management and Wall Street for its analysis of the Selected Transactions. The transactions reviewed were:

Announcement Date	Target / Acquiror
12/14/09	California Micro Devices Corporation / ON Semiconductor Corporation
11/30/09	Dune Networks, Inc. / Broadcom Corporation
11/18/09	Sierra Monolithics, Inc. / Semtech Corporation
09/08/09	Intellon Corporation / Atheros Communications, Inc.
07/07/09	Infineon Technologies AG—Wireline business / Golden Gate Capital
06/01/09	RMI Corporation / NetLogic Microsystems, Inc.
04/27/09	Tundra Semiconductor Corporation / Integrated Device Technology, Inc.
02/10/09	SiRF Technology Holdings, Inc. / CSR plc
07/17/08	Catalyst Semiconductor, Inc. / ON Semiconductor Corporation
04/29/08	Conexant Systems, Inc.—Broadband Media Processing Unit / NXP B.V.
04/04/08	Zetex Semiconductors plc / Diodes Incorporated
03/10/08	Infineon Technologies AG—HDD business / LSI Corporation
02/06/08	Quantum Research Group Ltd. / Atmel Corporation
02/04/08	SigmaTel, Inc. / Freescale Semiconductor, Inc.
12/13/07	AMIS Holdings, Inc. / ON Semiconductor Corporation
12/11/07	Genesis Microchip Incorporated / STMicroelectronics N.V.
11/29/07	Cheertek Inc. / Novatek Microelectronics Corp.
11/08/07	Analog Devices, Inc.—CPU voltage, PC thermal monitoring business / ON Semiconductor Corporation
10/08/07	Saifun Semiconductors Ltd. / Spansion Inc.
09/10/07	Analog Devices, Inc.—Othello radio and SoftFone chipset / MediaTek Inc.
08/20/07	LSI Corporation—mobility products group / Infineon Technologies AG
08/13/07	Sirenza Microdevices, Inc. / RF Micro Devices, Inc.
06/25/07	Texas Instruments Incorporated—DSL CPE business / Infineon Technologies AG
06/25/07	Legerity Holdings, Inc. / Zarlink Semiconductor Inc.
06/21/07	Centrality Communications Inc / SiRF Technology Holdings, Inc.
05/08/07	Sipex Corporation / Exar Corporation
02/08/07	Silicon Laboratories Inc.—Cellular communications business / NXP B.V.
11/06/06	PortalPlayer, Inc. / NVIDIA Corporation
11/01/06	International Rectifier Corporation—Power control systems business / Vishay Intertechnology, Inc.
10/24/06	Powerdsine Ltd. / Microsemi Corporation
09/11/06	Intel Corporation—Optical network components business / Cortina Systems Inc.
06/27/06	Intel Corporation—Communications & application processor business / Marvell Technology Group Ltd.
06/07/06	Integrant Technologies, Inc. / Analog Devices, Inc.
04/04/06	Passave, Inc. / PMC-Sierra, Inc.
03/08/06	Lexar Media, Inc. / Micron Technology, Inc.
02/21/06	Avago Technologies Ltd.—Printer ASIC business / Marvell Technology Group Ltd.
12/21/05	Chipcon AS / Texas Instruments Incorporated
11/02/05	Advanced Power Technology, Inc. / Microsemi Corporation
10/30/05	Agilent Technologies, Inc.—Storage IC business / PMC-Sierra, Inc.
10/20/05	Matrix Semiconductor Inc. / SanDisk Corporation
04/28/05	Equator Technologies / Pixelworks, Inc.
02/24/05	Oplus Technologies Inc. / Intel Corporation

        As part of its analysis, Deutsche Bank estimated ranges of revenue multiples of 2.0x to 3.5x for the last twelve months and 1.5x to 3.0x for the next twelve months. Applying these multiples to Techwell's revenue for the last twelve months resulted in an implied price per share range of $9.19 to $13.05. Applying these multiples to Techwell's estimates resulted in an implied price per share range of $9.43 to $14.77 in the Growth case and $9.44 to $14.78 in the Base Case.

        All multiples for the Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period of time during which the Selected Transactions occurred. Because the reasons for, and circumstances surrounding, each of the Selected Transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Techwell and the companies involved in the Selected Transactions and other transactions described herein, Deutsche Bank believes that a selected precedent transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the Deutsche Bank Opinion, concerning differences between the characteristics of these transactions and the Transaction that could affect the value of the subject companies and businesses and Techwell.

        Premiums Paid Analysis.    Deutsche Bank examined the premiums paid in 142 U.S. transactions and 56 U.S. technology transactions announced between January 1, 2006 and February 28, 2010 that were all cash transactions with equity values between $200 million and $500 million.

        Deutsche Bank calculated that:

  •
  the mean and median percentage of premium paid based on the closing share price for the target companies in the U.S. transactions one trading day prior to the announcement of the respective transaction was 29% and 25%, respectively;

  •
  the mean and median percentage of premium paid based on the closing share price for the target companies in the U.S. technology transactions one trading day prior to the announcement of the respective transaction was 31% and 26%, respectively;

  •
  the mean and median percentage of premium paid based on the closing share price for the target companies in the U.S. transactions 20 trading days prior to the announcement of the respective transaction was 36% and 34%, respectively; and

  •
  the mean and median percentage of premium paid based on the closing share price for the target companies in the U.S. technology transactions 20 trading days prior to the announcement of the respective transaction was 36% and 33%, respectively.

        As part of its analysis, Deutsche Bank calculated a range of implied share prices of the Common Stock, based upon a range of premium percentages of 25% to 35%, of $15.55 to $16.79 per share. All premiums considered were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the transactions occurred.

        Discounted Cash Flow Analysis.    Deutsche Bank performed a discounted cash flow analysis for Techwell based on management's Growth Case and Base Case estimates. Deutsche Bank calculated the discounted cash flow values for Techwell as the sum of the net present values of (i) the estimated unlevered free cash flows that Techwell will generate for the second half of calendar year 2010 and calendar years 2011 through 2015, plus (ii) the terminal value of Techwell at the end of such period. The terminal value of Techwell was calculated based on the perpetuity method. Deutsche Bank used discount rates ranging from 13.5% to 14.5% and perpetuity growth rates ranging from 3.0% to 5.0%. Deutsche Bank used such discount rates based on its judgment of the estimated weighted average cost of capital of the Selected Companies and such perpetuity growth rates based on the growth rates in the terminal year of management's estimates. This analysis indicated a range of values of $17.70 to $21.52 per share for the Growth Case and $14.74 to $17.69 for the Base Case.

        The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Board, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

        In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Board as to the fairness, from a financial point of view, to Techwell stockholders of the Offer Price and does not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Techwell management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Techwell's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Techwell or their respective advisors, neither Techwell nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

        The terms of the Transaction were determined through negotiations between Techwell and Intersil and were approved by the Techwell Board. Although Deutsche Bank provided advice to Techwell during the course of these negotiations, the decision to enter into the Transaction was solely that of the Techwell Board. As described above, the opinion and presentation of Deutsche Bank to the Board were only one of a number of factors taken into consideration by the Techwell Board in making its determination to approve the Transaction. Deutsche Bank's opinion was provided to the Techwell Board to assist it in connection with its consideration of the Transaction and does not constitute a recommendation to any holder of the Common Stock as to whether they should tender shares in the Tender Offer or as to how to vote with respect to the Transaction.

        Techwell selected Deutsche Bank as financial advisor in connection with the Transaction based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. Techwell has retained Deutsche Bank pursuant to a letter agreement dated October 8, 2008 (the "Engagement Letter"). As compensation for Deutsche Bank's services in connection with the Transaction, Techwell agreed to pay Deutsche Bank a customary fee upon delivery of its opinion and a customary fee if the Transaction is consummated (against which the opinion fee will be credited). Regardless of whether the Transaction is consummated, Techwell has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank's counsel and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter. Techwell has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Transaction.

        Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). DB Group may provide investment and commercial banking services to Intersil and Techwell in the future, for which Deutsche Bank would expect DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Intersil and Techwell for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

(c)  Intent to Tender.

        To the Company's knowledge after reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered all Common Stock held of record or beneficially owned by them pursuant to the Offer (other than restricted shares and other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge, and Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. Each member of Techwell's board of directors and certain entities affiliated with TCV IV, L.P. have entered into tender and voting agreements dated March 22, 2010 with Intersil and Purchaser (the "Tender Agreements"), pursuant to which, among other things, such holders have agreed to tender all Shares they beneficially own in the Offer, which represents approximately 20% of the outstanding Common Stock on a fully diluted basis.

        The foregoing does not include any Common Stock over which, or with respect to which, any such executive officers and directors acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

Deutsche Bank Securities Inc.

        Techwell has retained Deutsche Bank as its financial advisor in connection with the Merger Agreement. Deutsche Bank has provided an opinion as to the fairness of the Offer Price, from a financial point of view, to the holders of the outstanding shares of the Common Stock, a copy of which is filed as Annex II hereto and is incorporated herein by reference.

        Techwell has retained Deutsche Bank pursuant to the Engagement Letter. As compensation for Deutsche Bank's services in connection with the Transaction, Techwell agreed to pay Deutsche Bank a customary fee upon delivery of its opinion and a customary fee if the Transaction is consummated (against which the opinion fee will be credited). Regardless of whether the Transaction is consummated, Techwell has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank's counsel and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter. Techwell has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Transaction.

        Except as set forth above, neither Techwell nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Techwell concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

        Other than as set forth below, no transactions in the Shares have been effected during the past 60 days, to the Company's knowledge, by any of the Company's directors, executive officers, affiliates or subsidiaries, except for the following:

Name	Date of Sale	Nature of transaction	Number of shares	Price/share
Mark Voll	3/5/2010	Sale effected pursuant to a Rule 10b5-1 trading plan	10,000	$13.00
Mark Voll	3/5/2010	Exercise of employee stock option pursuant to 10b5-1 trading plan	10,000	$4.00
Rob Cochran	2/26/2010	Sale effected pursuant to a Rule 10b5-1 trading plan	4,945	$12.50
Rob Cochran	2/23/2010	Sale effected pursuant to a Rule 10b5-1 trading plan	55	$12.50

        Other than options and restricted stock granted in the ordinary course of business to employees that are not executive officers, directors or affiliates, there have been no transactions in the Shares that have been effected during the past 60 days by the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

        (b)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets by the

Company or any subsidiary of the Company or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        (c)   Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Techwell Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

  (i)
  Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Intersil or Purchaser, pursuant to the Merger Agreement, of certain persons to the Techwell Board. Such persons, if appointed, will constitute a majority of the Techwell Board.

  (ii)
  Top-Up Option

        Pursuant to the terms of the Merger Agreement, the Company granted to Purchaser and Intersil an irrevocable option (the "Top-Up Option") to purchase from the Company at a price per share equal to the Offer Price that number of newly-issued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser and Intersil at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Common Stock that would be outstanding immediately after the issuance of all shares of Common Stock subject to the Top-Up Option.

        The Top-Up Option is exercisable only once and only after the acceptance for payment for Shares pursuant to the Offer by Intersil or Purchaser as a result of which Intersil and Purchaser own beneficially at least a majority of the outstanding Shares on a fully diluted basis, taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible securities and similar rights of the Company and the issuance of all Shares that the Company is obligated to issue thereunder. The Top-Up Option shall not be exercisable for a number of Shares that exceeds the number of authorized Shares available for issuance by the Company or held in the treasury of the Company at the time of exercise of the Top-Up Option (giving effect to the Shares issuable pursuant to all then-outstanding stock options, restricted stock awards and any other rights issued by the Company to acquire Shares as if such Shares were outstanding), or if the issuance of the Top-Up Option Shares would require approval of the Company's stockholders under any provision of applicable law or the rules of the NASDAQ Stock Market, or if any provision of any applicable law prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise.

  (iii)
  Vote Required to Approve the Merger and DGCL Section 253

        The Techwell Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires at least 90% of the outstanding shares of Common Stock, pursuant to the Offer or otherwise, including the issuance by the Company of shares of Common Stock upon the exercise by Purchaser of the Top-Up Option, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock for the adoption of the Merger Agreement will be required under the DGCL to effect the Merger.

  (iv)
  State Takeover Laws

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the date such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the board of directors of such corporation before such person became an "interested stockholder." In accordance with Section 203 of the DGCL, the Techwell Board has approved the Merger Agreement and transactions contemplated thereby, and therefore Section 203 of the DGCL will not apply to Intersil or Purchaser or with respect to or as a result of the Offer, the Merger, or the transactions contemplated by the Merger Agreement.

  (v)
  Antitrust

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of the Common Stock in the Offer and the Merger.

        Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Intersil and the Company filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser's purchase of Common Stock in the Offer and the Merger on March 22, 2010, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following the filings, moved to the next business day if expiration would otherwise fall on a weekend or federal holiday, unless earlier terminated by the FTC and the Antitrust Division or Intersil and the Company receive a request for additional information and documentary material prior to that time. If, by the end of the 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material from Intersil, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days, subject to the same expiration rules above regarding weekends and federal holidays, following the date of Intersil's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Intersil's consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

        The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Intersil, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

  (vi)
  Appraisal Rights

        The Company's stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a "Remaining Stockholder") who does not wish to accept the Per Share Amount for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL. At the Effective Time, any shares subject to appraisal rights will no longer be outstanding and will automatically become cancelled and cease to exist and the Remaining Stockholder will have no rights except to receive the fair value for the shares in accordance with Section 262 of the DGCL.

        A Remaining Stockholder may, under certain circumstances by following procedures prescribed by the DGCL, exercise appraisal rights to receive cash in an amount equal to the "fair value" of such Remaining Stockholder's shares of Common Stock as to which such Remaining Stockholder has exercised such appraisal rights ("Dissenting Shares") (such "fair value" will exclude any element of value arising from the accomplishment or expectation of the Merger). A Remaining Stockholder must follow the appropriate procedures under the DGCL, or suffer the termination or waiver of such appraisal. If the appraisal rights are terminated or waived, the Remaining Stockholder will receive cash in an amount equal to the Per Share Amount. For a description of appraisal rights under the DGCL and the methods of perfecting such rights, please see Annex III hereto. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

        Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

  (vii)
  Projected Financial Information

        Techwell's senior management does not as a matter of course make public projections as to future performance or earnings beyond the current quarterly period and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, Techwell provided certain financial forecasts prepared by senior management to Intersil in connection with their consideration of the Offer and the Merger and to Deutsche Bank in connection with its analysis described under "Opinion of Techwell's Financial Advisor." Techwell has included the material projections that were provided to Intersil and Deutsche Bank in this Solicitation/Recommendation Statement to provide its stockholders access to this information. The inclusion of this information should not be regarded as an indication that Intersil, Purchaser, the Techwell Board,

Deutsche Bank or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.

        The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, including the continuation of the general economic recovery throughout most of the world during 2010 and 2011, as well as matters specific to Techwell's business, including the success of the products of Techwell's customers in which Techwell's products are incorporated, its access to sufficient wafer, assembly and test capacity, and its ability to achieve projected product costs and maintain spending at projected levels. Many of these matters are beyond Techwell's control and the continuing turmoil in general economic conditions and the uncertain level of future consumer spending, particularly in the China domestic market for security surveillance products and the world-wide market for automotive infotainment products, create significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

        Since the projections cover multiple fiscal years, and since Techwell does not typically receive long-term commitments or long-term forecasts from its customers, such information by its nature becomes less reliable over time. The financial projections were prepared solely for internal use, and for the use of Intersil and the Techwell Board and their respective advisors in connection with the potential transaction and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by Techwell's management. Neither Techwell's independent registered public accounting firm, any other independent accountants nor Deutsche Bank, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the financial projections do not take into account any circumstances or events occurring after January 2010, the date they were prepared, except as otherwise specifically discussed below.

        Techwell has made publicly available its actual results of operations for the fiscal year and quarter ended December 31, 2009, and its revenue and profit guidance for the quarter ended March 31, 2010. You should review Techwell's Annual Report on Form 10-K for the year ended December 31, 2009 and the Company's Current Report on Form 8-K dated February 4, 2010, to obtain this information. Readers of this solicitation/recommendation statement are strongly cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any stockholder regarding the information included in these projections.

        The inclusion of projections herein should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, Techwell undertakes no obligation to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

        Techwell's management prepared and initially provided to Intersil a written Growth Case set of projections for 2010 and 2011. In Techwell's management's Growth Case for 2010, the following projections were disclosed to Intersil: revenue of $88.1 million, gross margin of 59.7%, total operating income of $13.7 million, net income on a GAAP basis of $9.7 million and net income on non-GAAP basis of $16.1 million. The calculation of non-GAAP net income by Techwell's management excludes for 2010 the stock-based compensation expense and related tax effect of such expense of $6.3 million. In Techwell's management's Growth Case for 2011, the following projections were disclosed to Intersil:

revenue of $131.2 million, gross margin of 59.9%, total operating income of $35.3 million, net income on a GAAP basis of $23.9 million and net income on non-GAAP basis of $30.8 million. The calculation of non-GAAP net income by Techwell's management excludes for 2011 the stock-based compensation expense and related tax effect of such expense of $6.9 million.

        As discussions with Intersil proceeded, Techwell's management felt that while its original 2011 forecast was possible to attain, a projected revenue range for 2011 between $110.0 million and $120.0 million was more realistic. Accordingly, Techwell management verbally communicated a revised forecast to Intersil with respect to Techwell's 2011 revenue projections. Techwell's management did not provide a complete set of revised forecasts for 2011. The revised revenue forecast for 2011 serves as the basis for what is referred to as the Base Case set of forecasts in the analysis described above in "Opinion of Techwell's Financial Advisor." Accordingly, you are cautioned that the Growth Case for 2011 no longer represents Techwell's management's best forecast.

  Use of Projected Non-GAAP Financial Information

        The projections above include projected net income calculated as a non-GAAP financial measure. Techwell's management defines non-GAAP net income by excluding the effect of stock-based compensation and its related tax effect.

        As described above, Techwell provided this projected non-GAAP financial information to Intersil, Purchaser and the Techwell Board solely in connection with their consideration of the Offer and the Merger and to Deutsche Bank in connection with its analysis described above in "Opinion of Techwell's Financial Advisor." Techwell has historically used projected net income on a non-GAAP basis internally for strategic decision making, forecasting future results and evaluating Techwell's current performance and have reported this non-GAAP financial measure to investors in its quarterly earning releases. Techwell has included this projected non-GAAP financial measure in this solicitation/recommendation statement in order to provide transparency to its stockholders in connection with their decision as to whether or not to tender their shares in the Offer.

        The non-GAAP projections disclosed by Techwell should not be considered a substitute for, or superior to, projected GAAP financial measures. The method that Techwell uses to calculate non-GAAP net income may be different from, and therefore may not be comparable to, similarly titled measures used by other companies.

  (viii)
  Additional Information.

        For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

  •
  the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009; and

  •
  the Company's Current Reports on Form 8-K filed on March 22, 2010 and March 24, 2010.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 30, 2010.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Summary Advertisement as published on March 30, 2009 in The Wall Street Journal.*
(a)(1)(vii)
Joint Press Release issued by Intersil Corporation and Techwell, Inc. on March 22, 2010 (incorporated by reference to Exhibit 99.1 attached to the Current Report on Form 8-K filed by Intersil Corporation on March 22, 2010).
(a)(1)(x)	Press Release issued by Intersil Corporation on March 30, 2010.*
(a)(2)(i)	Letter to Stockholders from the Chief Executive Officer of Techwell, Inc. dated March 30, 2010.†
(a)(5)	Opinion of Deutsche Bank Securities Inc. to the Board of Directors of Techwell, Inc. dated March 22, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(e)(1)	Agreement and Plan of Merger, dated as of March 22, 2010, by and among Intersil Corporation, Purchaser, and Techwell, Inc.*
(e)(2)
Form of Indemnification Agreement between Techwell, Inc. and its Officers and Directors (incorporated by reference to Exhibit 10.1 attached to the Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission on June 21, 2006).
(e)(3)
Amendment to Rights Agreement, dated as of March 22, 2010, by and between Techwell, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 attached to the Current Report on Form 8-K filed by Techwell, Inc. on March 22, 2010).
(e)(4)
Form of Tender and Voting Agreement dated March 22, 2010 by and among Techwell, Inc., Intersil Corporation, and its indirect wholly-owned subsidiary Navajo Merger Sub, Inc. and each of the following: Fumihiro Kozato, Robert D. Cochran, Richard H. Kimball, CJ Koomen, Justine Lien, Phillip J. Salsbury, TCV IV, L.P. and TCV Strategic Partners, L.P. (incorporated by reference to exhibit 2.2 to Form-8-K filed by Intersil Corporation on March 22, 2010 ).
(e)(5)	Confidentiality Agreement, dated as of January 7, 2010, by and between Techwell, Inc. and Intersil Corporation.*
(e)(6)	Exclusivity Agreement, dated as of March 9, 2010, by and between Techwell, Inc. and Intersil Corporation.*
(e)(7)	Offer Letter dated March 22, 2010 for Fumihiro Kozato from Intersil Corporation.

Exhibit Number	Description
(e)(8)	Offer Letter dated March 22, 2010 for Yojiro Kamei from Intersil Corporation.
(e)(9)	Offer Letter dated March 22, 2010 for Dongwook Nam from Intersil Corporation.
(e)(10)	Offer Letter dated March 22, 2010 for Feng Kuo from Intersil Corporation.
(e)(11)	Offer Letter dated March 22, 2010 for Wen-Lung Chen.
(g)	None.

*
Incorporated by reference to the Schedule TO filed by Navajo Merger Sub, Inc. and Intersil Corporation on March 30, 2010.

†
Included in materials mailed to stockholders of Techwell, Inc.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Techwell, Inc.
Date: March 30, 2010	Fumihiro Kozato President and Chief Executive Officer

ANNEX I

TECHWELL, INC.
408 E. PLUMERIA DRIVE
SAN JOSE, CALIFORNIA 95134
(408) 435-3888

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about March 30, 2010 to holders of record of common stock, par value $0.001 per share, of Techwell Inc., a Delaware corporation ("Techwell" or the "Company") (the "Common Stock"), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Techwell with respect to the tender offer by Navajo Merger Sub, Inc., a Delaware corporation ("Purchaser"), and an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation ("Parent"), for all of the issued and outstanding shares of Common Stock. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms "the Company," "us," "we" and "our" to refer to Techwell. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the Board of Directors of Techwell. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of March 22, 2010, as such may be amended from time to time, among Parent, Purchaser and Techwell (the "Merger Agreement").

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on March 30, 2010, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $18.50 per share, net to the seller in cash, without interest thereon and less applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2010 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on April 26, 2010, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Techwell stockholders and are filed as exhibits to the Schedule 14D-9 filed by us with the Securities and Exchange Commission on March 30, 2010.

        The Merger Agreement provides that promptly upon the acceptance for payment of any shares of Common Stock by Parent or Purchaser or any of their affiliates pursuant to and in accordance with the terms of the Offer and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the nearest whole number constituting at least a majority of the directors, on the Techwell Board as will give Purchaser representation on the Techwell Board equal to the product of the number of directors on the Techwell Board (giving effect to any increase in the number of directors of the Techwell Board as a result of the appointment of Parent's designees) and the percentage that such number of shares of Common Stock beneficially owned by Parent or its affiliates bears to the total number of shares of Common Stock then outstanding, and Techwell shall use commercially reasonable efforts to, upon Parent's request, promptly, at Parent's election, either increase the size of the Techwell Board or seek and accept the resignation of such number of directors as is necessary to enable Parent's designees to be elected or appointed to the Techwell Board and to cause Parent's designees to be so elected or appointed. At such times, Techwell will cause individuals designated by Parent to constitute the number of members of each committee of the Techwell Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Techwell Board, other than any committee of the Techwell Board established to take action under the Merger Agreement which committee shall be composed only of independent directors.

        In the event that Parent's designees are elected or designated to the Techwell Board, then, until the Effective Time, Techwell shall cause the Techwell Board to have at least three directors who are members of the Techwell Board as of the date of the Merger Agreement and are independent directors for purposes of the continued listing requirements of The NASDAQ Stock Market.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Parent's designees to the Techwell Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Parent's designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION CONCERNING TECHWELL

        Our authorized capital stock consists of 250,000,000 shares of Common Stock and 9,700,000 shares of undesignated Preferred Stock and 300,000 shares of Preferred Stock, designated as Series A Participating Preferred Stock. As of March 15, 2010, there were 22,152,662 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. Each share of our Common Stock entitles the record holder to one vote on each matter submitted to a vote of the stockholders.

INTERSIL DESIGNEES

        Intersil has informed Techwell that it will choose its designees to the Techwell Board from the list of executive officers of Intersil or Purchaser set forth below. Intersil has informed Techwell that each of such executive officers of Intersil and/or Purchaser listed below has consented to act as a director of Techwell, if so designated. Intersil has advised Techwell that, to the best knowledge of Intersil and Purchaser, none of the executive officers of Intersil or Purchaser listed below (1) is currently a director of, or holds any position with, Techwell, or (2) has a familial relationship with any directors or executive officers of Techwell. Techwell has been advised that, to the best knowledge of Intersil and Purchaser, except as disclosed in the Offer to Purchase, none of the executive officers of Intersil or Purchaser listed below beneficially owns or has any right to acquire, directly or indirectly, any shares of Techwell and, since January 1, 2009, none have been involved in any transactions with Techwell or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

        Intersil has advised Techwell that, to the best knowledge of Intersil and Purchaser, none of the executive officers of Intersil and/or Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the individual's property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. Intersil has advised Techwell that there are no material pending legal proceedings to which any of the executive officers listed below is a party adverse to Intersil or Techwell.

        It is expected that Intersil's designees will assume office as promptly as practicable following the purchase by Purchaser of the Common Stock pursuant to the Offer, which purchase cannot be earlier than April 27, 2010, and that, upon assuming office, Intersil's designees will thereafter constitute at least a majority of the Techwell Board. It is currently not known which of the current directors of Techwell would resign, if any.

Name/Title	Age	Background
Scott L. Ashworth, Director and Treasurer of Purchaser	42	Scott L. Ashworth is the Corporate Treasurer of Intersil, responsible for global treasury, tax, and risk management. Scott is a Certified Public Accountant in the State of Florida, began his career at PricewaterhouseCoopers, served as the Director of Tax and Treasury of Priority Health Corporation for five years and has been with Intersil since 2004. He has a Masters of Science in Taxation from the University of Central Florida, Orlando, Florida, and a Bachelor of Science in Business Administration from Houghton College, Houghton, New York. Mr. Ashworth will provide valuable insight to the board regarding strategic, financial and management issues.
Douglas A. Balog, Director and Assistant Corporate Secretary of Purchaser	47

Douglas A. Balog is an Associate General Counsel for general legal matters of Intersil, including Subsidiary Maintenance, Corporate Governance, Contract Interpretation and Negotiation, Environmental, Litigation, Bankruptcies, M&A, and general legal advice. Doug is licensed to practice law in both Illinois and Florida, and is also a member of the U.S. Patent Bar. He has worked for Intersil since it was formed in August 1999 and was involved in its divestiture from Harris Corporation. Doug holds a Juris Doctor degree from Pace University School of Law, a Master of Aeronautical Science degree from Embry-Riddle Aeronautical University, and a Bachelor of Science degree in Aeronautics and Aircraft Maintenance Engineering from Parks College of St. Louis University. Mr. Balog will provide valuable insight to the board regarding strategic, legal and management issues.

Jonathan Kennedy, Senior Vice President and Chief Financial Officer of Intersil and Director and Chief Financial Officer of Purchaser	39

Jonathan Kennedy has served as Intersil's Senior Vice President and Chief Financial Officer since April 18, 2009. From December 3, 2008 to April 17, 2009 he was Intersil's Interim Chief Financial Officer. From April 2005 to December 2, 2008, he was Intersil's Corporate Controller. From June 2004 to April 2005, he was Intersil's Director of Finance. From July 2000 to June 2004, Mr. Kennedy served as Director of Finance and Information Technology for Alcon, Inc. Prior to this he held various finance and information technology positions at Autonomous Technologies and Harris Corporation. Mr. Kennedy will provide valuable insight to the board regarding strategic, financial and management issues.

Name/Title	Age	Background
Thomas C. Tokos, Senior Vice President, General Counsel and Secretary of Intersil and Director and Secretary of Purchaser	57

Mr. Tokos has served as Senior Vice President, General Counsel and Secretary of the Company since September 13, 2008. From May 27, 2003 to September 12, 2008, he served as Intersil's Vice President, General Counsel and Secretary. Previously, Mr. Tokos served as general counsel to semiconductor and technology companies and as an attorney with private law firms. Mr. Tokos will provide valuable insight to the board regarding strategic, legal and management issues.

DIRECTORS AND EXECUTIVE OFFICERS OF TECHWELL

        Set forth below are the name, age and position of each of our directors, executive officers and other key employees as of March 15, 2010.

Name	Age	Position
Fumihiro Kozato	50	President, Chief Executive Officer and Director
Mark Voll	55	Vice President of Finance and Administration and Chief Financial Officer
Dr. Feng Kuo	52	Senior Vice President and Chief Technical Officer
Dong Wook (David) Nam	42	Vice President of Sales and Marketing
Joe Kamei	53	Vice President of Operations
Robert D. Cochran	52	Director
Richard H. Kimball(1)(3)	53	Director
Dr. C.J. Koomen(1)(2)(3)	62	Director
Justine Lien(2)	47	Director
Dr. Phillip Salsbury(1)(2)(3)	67	Director

(1)
Member of the Compensation Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Nominating and Corporate Governance Committee.

        Fumihiro Kozato founded Techwell in 1997 and has served as our president, chief executive officer and director since inception. From 1995 to 1996, Mr. Kozato was president of Sigmax Technologies, Inc., a CD-ROM controller chip development company. From 1991 to 1995, Mr. Kozato was the business control manager for Ricoh Co., Ltd, a global manufacturer of office automation equipment. Mr. Kozato holds a B.S. in mathematics from the University of California, Santa Barbara. As our founder, Mr. Kozato brings to the Board of Directors extensive expertise in the Company's strategy, markets, competitors, financials and operations.

        Mark Voll has served as our vice president of finance and administration and chief financial officer since November 2005. From December 2004 to July 2005, Mr. Voll served as the interim chief executive officer of Monolithic System Technology, Inc., a semiconductor intellectual property licensing company. From June 2002 to November 2005, Mr. Voll served as chief financial officer at Monolithic System Technology, Inc. From June 2000 to June 2002, Mr. Voll served as the chief financial officer for Axis Systems, Inc., a developer of semiconductor verification tools. Mr. Voll holds a B.S. in accounting from Providence College.

        Dr. Feng Kuo has served as our vice president of engineering from 1998 to 2000, our chief technical officer since 2000 and our senior vice president and chief technical officer since 2009. From 1994 to 1996, Dr. Kuo was the vice president of engineering of Sigmax Technologies, Inc., a CD-ROM controller chip development company. From 1991 to 1994, Dr. Kuo was a design manager at S-MOS systems, a Seiko Epson Corporation affiliated company responsible for semiconductor development and silicon foundry service. Dr. Kuo holds a B.S. in electrical engineering from National Taiwan University and an M.S. and Ph.D. from Stony Brook University of New York.

        Dong Wook (David) Nam has served as our vice president of sales and marketing since July 2005. From October 2002 to June 2005, Mr. Nam served as our director of sales and from January 2001 to February 2002, he served as our field applications engineer manager. From January 1994 to January 2001, Mr. Nam was a technical applications and marketing engineer at Samsung Electronics Co., Ltd., a large consumer electronics company. Mr. Nam holds a B.S. in electrical engineering from KyungPook National University in South Korea.

        Joe Kamei has served as our vice president of operations since July 2007 and our director of operations from May 2000 to June 2006. From 1998 to 2000, Mr. Kamei was a manager at Kanematsu USA Inc., a Japanese general trading company. From 1991 to 1998, Mr. Kamei was an engineering manager at Ricoh Co., Ltd., a global manufacturer of office automation equipment. Mr. Kamei holds a B.S. of precise machinery engineering from Tokyo University.

        Robert D. Cochran, Esq., has served as one of our directors since March 2004. Since 1995, Mr. Cochran has served as principal of the Law Office of Robert D. Cochran, providing primary, outside corporate, securities and venture capital counsel for emerging growth corporations in high-technology areas. Mr. Cochran holds an A.B. in economics from Harvard University and a J.D. from Harvard Law School. Mr. Cochran brings to the Board extensive leadership experience and a strong knowledge of technology companies.

        Richard H. Kimball has served as one of our directors since September 2003. Since June 1995, Mr. Kimball has served as a founding general partner of Technology Crossover Ventures, a venture capital firm. Mr. Kimball holds an A.B. in history from Dartmouth College and an M.B.A. from the University of Chicago. Mr. Kimball is an experienced investor and brings exceptional acumen to the Board.

        Dr. C.J. Koomen has served as one of our directors since August 2004. Since January 2003, Dr. Koomen has served as chairman of the board of directors at Xceive Inc., a semiconductor company that designs RF-to-baseband transceiver integrated circuits for the television and set top box markets. From April 2000 to March 2003, Dr. Koomen served as co-founder and chairman of the board of Pijnenburg Securealink, Inc., a fabless semiconductor company that produces security integrated circuits for e-commerce transactions. Dr. Koomen has also been employed as a systems engineer at Philips Telecommunications Systems, a CAD and software manager at Philips Corporate Product Development, General Manager of an IC Design group at Philips Research, and CTO at Philips Communications Systems. Dr. Koomen holds an M.S. in electrical engineering from Delft University of Technology and a Ph.D. in technical sciences from Delft University of Technology. Dr. Koomen brings to the Board expertise in business and strategy with an emphasis in semiconductors.

        Justine Lien has served as one of our directors since January 2006. From May 1999 to September 2005, Ms. Lien served as the chief financial officer of Integrated Circuit Systems, Inc., a silicon timing devices company. Prior to May 1999, Ms. Lien served in various roles at Integrated Circuit Systems, Inc. Ms. Lien serves as a member of the board of Avago Technologies Finance Pte. Ltd. Ms. Lien holds a B.A. degree in accounting from Immaculata College and is a certified management accountant. Ms. Lien brings to the Board extensive financial expertise which is crucial for her role on the Audit Committee.

        Dr. Phillip J. Salsbury has served as one of our directors since October 2005. Since March 2000, Dr. Salsbury has served as an independent management consultant with a focus on operations, strategic alliances, corporate planning and general management. Dr. Salsbury was a founder, the chief technology officer, and later the president and chief executive officer of SEEQ Technology, Inc., an Ethernet communications semiconductor company, from January 1981 until its acquisition by LSI Logic Corporation, a large semiconductor company, in June 1999. Dr. Salsbury holds a B.S. degree in electrical engineering from the University of Michigan and an M.S. and a Ph.D. in electrical engineering from Stanford University. Dr. Salsbury brings to the Board extensive expertise and knowledge of the semiconductor industry from his experiences at SEEQ Technology and LSI Logic Corporation.

Director Independence

        The Board of Directors has determined that each of Ms. Lien and Messrs. Cochran, Kimball, Koomen and Salsbury is an "independent director" within the meaning of Rule 5605(a)(2) of The NASDAQ Market.

Board Meetings

        The Board of Directors held nine meetings during 2009. Each director attended at least 75% of the aggregate number of meetings held by the Board of Directors and of the committees on which such director served during their tenure in 2009. The independent directors meet in regularly scheduled executive sessions at in person meetings of the Board of Directors without the participation of the President and Chief Executive Officer or other members of management. We do not have a policy requiring directors to attend our annual meetings.

Committees of the Board of Directors

        The Board of Directors has appointed a Nominating and Corporate Governance Committee, an Audit Committee and a Compensation Committee. The Board has determined that each director who serves on these committees is "independent," as that term is defined by applicable listing standards of The NASDAQ Stock Market and Securities and Exchange Commission rules. The Board has approved a charter for each of these committees that can be found on our website at http://www.techwellinc.com under the "Investor Relations—Corporate Governance" heading.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board of Directors regarding candidates for directorships and the size and composition of the Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the Board concerning corporate governance matters. The current members of the Nominating and Governance Committee are Richard Kimball, Dr. C.J. Koomen and Dr. Phillip J. Salsbury. We believe that the composition of our Nominating and Governance Committee meets the criteria for independence under, and the functioning of our Nominating and Corporate Governance Committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, The NASDAQ Stock Market and Securities and Exchange Commission rules and regulations. The Nominating and Corporate Governance Committee held one meeting in 2009.

  Audit Committee

        The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The Audit Committee currently consists of Dr. C.J. Koomen, Justine Lien and Dr. Phillip J. Salsbury, each of whom is a non-management member of our Board of Directors. Ms. Lien is our audit committee financial expert as currently defined under Securities and Exchange Commission rules and is independent. We believe that the composition of our Audit Committee meets the criteria for independence under, and the functioning of our Audit Committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of The NASDAQ Stock Market and Securities and Exchange Commission rules and regulations. The Audit Committee held seven meetings in 2009.

  Compensation Committee

        The Compensation Committee determines our general compensation policies and the compensation provided to our directors and officers. The Compensation Committee also reviews and determines bonuses for our officers and other employees. In addition, the Compensation Committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our equity plans. The current members of the Compensation Committee are Richard H. Kimball, Dr. C.J. Koomen and Dr. Phillip J. Salsbury, each of whom is a non-management member of our Board of Directors. We believe that the composition of our Compensation Committee meets the criteria for independence under, and the functioning of our Compensation Committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of The NASDAQ Stock Market and Securities and Exchange Commission rules and regulations. The Compensation Committee held seven meetings in 2009. Additional information concerning the Compensation Committee's processes and procedures for the consideration and determination of executive compensation is set forth below under the heading "Compensation Discussion and Analysis."

Director Nominations

        The Board of Directors nominates directors for election at each annual meeting of stockholders and elects new directors to fill vacancies when they arise. The Nominating and Corporate Governance Committee has the responsibility to identify, evaluate, recruit and recommend qualified candidates to the Board of Directors for nomination or election.

        The Board of Directors has as an objective that its membership be composed of experienced and dedicated individuals with a diversity of backgrounds, perspectives and skills. Although the Company has no formal diversity policy for board members, the Board and the Nominating and Corporate Governance Committee consider diversity of backgrounds and experiences and other forms of diversity when selecting nominees. The Nominating and Corporate Governance Committee will select candidates for director based on their character, judgment, diversity of experience, business acumen, and ability to act on behalf of all stockholders. The Nominating and Corporate Governance Committee believes that nominees for director should have experience, such as experience in management or accounting and finance, or industry and technology knowledge, that may be useful to the Company and the Board, high personal and professional ethics, and the willingness and ability to devote sufficient time to effectively carry out his or her duties as a director. The Nominating and Corporate Governance Committee believes it appropriate for at least one member of the Board to meet the criteria for an "audit committee financial expert" as defined by Securities and Exchange Commission rules, and for a majority of the members of the Board to meet the definition of "independent director" under the rules of The NASDAQ Stock Market. The Nominating and Corporate Governance Committee also believes it is appropriate for certain key members of the Company's management—currently, the President and Chief Executive Officer—to participate as members of the Board.

        Prior to each annual meeting of stockholders, the Nominating and Corporate Governance Committee identifies nominees first by evaluating the current directors whose term will expire at the annual meeting and who are willing to continue in service. These candidates are evaluated based on the criteria described above, including as demonstrated by the candidate's prior service as a director, and the needs of the Board with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue in service, the Nominating and Corporate Governance Committee determines not to re-nominate the director, or if a vacancy is created on the Board as a result of a resignation, an increase in the size of the Board or other event, then the Committee will consider various candidates for Board membership, including those suggested by the Committee members, by other Board members, by any search firm engaged by the Committee and by stockholders. The Committee recommended all of the nominees for election included in this Information Statement. All of the nominees are members of the Board standing for re-election as directors.

        A stockholder who wishes to suggest a prospective nominee for the Board should notify the Secretary of the Company or any member of the Committee in writing with any supporting material the stockholder considers appropriate. In addition, the Company's Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board of Directors at the Company's annual meeting of stockholders. In order to nominate a candidate for director, a stockholder must give timely notice in writing to the Secretary of the Company and otherwise comply with the provisions of the Company's Bylaws. To be timely, the Company's Bylaws provide that the Company must have received the stockholder's notice not less than 90 days nor more than 120 days in advance of the date the Company's proxy statement was released to the stockholders in connection with the previous year's annual meeting of stockholders. Information required by the Bylaws to be in the notice include the name and contact information for the candidate and the person making the nomination and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934 and the related rules and regulations under that Section.

        Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, the Company's Bylaws and must be addressed to:

  Secretary
  Techwell, Inc.
  408 E. Plumeria Drive
  San Jose, California 95134

        You can obtain a copy of the full text of the Bylaw provision by writing to the Company's Secretary at the above address.

Board Leadership Structure and Role in Risk Oversight

        Our Board of Directors is responsible for overseeing the overall risk management process at the Company. The responsibility for managing risk rests with executive management while the committees of the Board and the Board of Directors as a whole participate in the oversight process.

Communications with the Board of Directors

        If you wish to communicate with the Board of Directors, you may send your communication in writing to:

  Secretary
  Techwell, Inc.
  408 E. Plumeria Drive
  San Jose, California 95134

        You must include your name and address in the written communication and indicate whether you are a stockholder of the Company.

        The Secretary will review any communications received from a stockholder and all material communications from stockholders will be forwarded to the appropriate director or directors or Committee of the Board based on the subject matter.

Certain Relationships and Related Transactions

        It is the Company's policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with the interests of the Company. This policy is included in the Company's Code of Business Conduct and Code of Ethics for Senior Executives. The Company conducts a review of all related party transactions for potential conflict of interest situations on an ongoing basis. The Company's Audit Committee must approve any waiver of the Code of Ethics for Senior Executives, including related party transactions. All waivers to the Code of Business Conduct must be approved by the Company's Board or a committee of the Board responsible for corporate governance.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Company Philosophy on Compensation

        The Compensation Committee of our Board of Directors is responsible for providing oversight and determining our executive compensation programs. The Company's pay program objectives are to:

  •
  attract, reward and retain talented executives with compensation arrangements that are both externally competitive and internally balanced;

  •
  motivate executives to achieve key business and financial objectives through performance-based incentive programs; and

  •
  align interests of executives and stockholders through equity-based incentives.

        To that end, our Compensation Committee reviews and approves corporate goals and objectives relevant to the compensation of our named executive officers and works with management and an independent consultant to establish our executive compensation programs.

Establishing Compensation Opportunities

        In 2009, our Compensation Committee retained the services of Compensia LLC, an independent compensation consulting firm, to assist in evaluating our executive compensation programs and pay practices. The use of a consulting firm is intended to provide additional assurance that our programs and practices are reasonable and consistent with our objectives.

        Compensia helped our Compensation Committee to establish a comparative framework of public peer companies in the semiconductor industry in the United States, generally with annual revenue between $25 million to $125 million. The peer group of companies identified by Compensia and used by our Board of Directors in analyzing its compensation programs was:

Advanced Analogic Technologies, Inc. AuthenTec, Inc. Cavium Networks, Inc. Exar Corporation GSI Technology, Inc	Intellon Corporation Mircrotune Monolithic Power Systems, Inc. NetLogic Microsystems, Inc. PLX Technology, Inc. Supertex, Inc.	Transwitch Corporation Trident Microsystems, Inc. Volterra Semiconductor Corporation

        This peer group of companies may fluctuate from year to year. In October 2009, our Compensation Committee determined it would target compensation opportunities in the 50th percentile of our peer group with an opportunity to earn above or below this target based on performance.

Compensation Components

        Our executive compensation program consists of a mix of base salary, cash incentive bonus, long-term incentive and equity compensation, and other supplemental benefits. These compensation components are described in more detail below.

        Base Salary.    We establish base salaries for our executives based on the scope of their responsibilities and experience, and take into account competitive market compensation paid by companies in our peer group commensurate for similar responsibilities and positions.

        We review base salaries annually, and adjust base salaries from time to time in an effort to keep our compensation programs competitive with market levels. Our Compensation Committee approves the base salaries for our named executive officers taking into account our Chief Executive Officer's input. In addition, the Compensation Committee reviews other available information, such as information provided by our independent consultant.

        In early 2009, our Compensation Committee reviewed the base salaries of our executive officers. The Compensation Committee determined, based on the economic conditions at that time and anticipated decrease in revenues and operating profitably relating to the economic downturn that our named executive officers' base salaries for 2009 would remain the same as their respective 2008 base salaries until further determination.

        In November 2009, our Compensation Committee reviewed the base salaries of our executive officers. In light of our improved financial performance, target compensation, individual performance, internal equity considerations and the recommendation of our Chief Executive Officer, our Compensation Committee increased the base salary of our Chief Executive Officer, Chief Financial Officer, our Chief Technical Officer and our VP, Sales and Marketing to $270,000, $240,000, $250,000 and $200,000, respectively. These salary adjustments brought the base salaries of our Chief Financial Officer and Chief Technical Officer to within 10 basis points of the targeted 50th percentile of our peer companies. The base salary adjustment for our Chief Executive Officer and Vice President, Sales and Marketing put their salaries below the 50th percentile by more than 10 basis points but our Compensation Committee determined these salary adjustment were substantial relative to their prior base salary.

        Cash Incentive Bonuses.    We utilize cash incentive bonuses to align executive compensation with our business objectives and performance. Our Compensation Committee retains the discretion to determine the actual amounts payable under the cash incentive bonus plan each year along with the ability to grant cash bonus awards outside of our annual incentive plan.

        Consistent with our Compensation Committee's determination not to adjust salaries in the early part of 2009 as a result of economic conditions and anticipated decrease in revenues and operating profitably, the Compensation Committee suspended cash incentive bonuses for our named executive officers for the first and second quarter of 2009.

        In the third quarter of 2009, our Compensation Committee reinstated a cash incentive bonus program for our named executive officer in light of our improved financial performance notwithstanding continued challenges in the economy. Our Compensation Committee established minimum annual financial performance targets based on our revenue and non-GAAP operating income. If either of these minimum levels were not met, the actual bonus amounts available for payment would be reduced to zero. These minimum annual financial performance levels were established to ensure that payments would only be made under the bonus plan if the Company attained growth in these financial metrics from the previous year. Our Compensation Committee determined the performance targets should be tied to non-GAAP operating income, which excludes stock-based compensation and taxes, because non-GAAP operating income more directly reflects the impact of expenses that our named executive officers have the ability to more directly control. Under the bonus plan in effect for the second half of 2009, upon the attainment of revenue of $37.0 million and non-GAAP operating income of $7.9 million for the second half of 2009, our Chief Executive Officer would be entitled to receive a cash bonus of $69,000; each of our Chief Financial Officer and Chief Technical Officer would receive a cash bonus of $57,500; and our Vice President of Sales and Marketing would receive a cash bonus of $42,000 For this period, our actual results exceeded the target level of performance. The cash bonus plan did not provide for additional payment amounts beyond the target performance level. As a result, each named executive officer received a bonus equal to the target amount payable under the plan.

        Long-term Incentive and Equity Compensation.    We believe that long-term company performance is best achieved through the use of stock-based awards to encourage performance that lead to long-term success. We believe this type of compensation aligns our named executive officers' performance with the interest of our long-term investors by rewarding them through equity appreciation. Our 2006 Stock Incentive Plan permits the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock-based awards to our employees.

        In the fourth quarter of 2009, our Compensation Committee reviewed the equity incentive awards, including current equity ownership and vesting position of each executive officer, the retention power of unvested equity, total potential ownership levels, individual performance and internal equity considerations, the mix of restricted stock awards and options to purchase stock, relevant market data and our targeted pay objectives. Based on this review, our Compensation Committee granted each of our named executive officer options and restricted stock awards in such amounts that brought their equity ownership levels to our target level of the 50th percentile of our peer group of companies. Our Compensation Committee felt this level of ownership was consistent with and our objective of aligning the interests of executives and stockholders through equity-based incentives.

Post-employment/Change of Control Payments

        Our industry is a dynamic and fast changing industry where companies may be acquired or merged to achieve competitive advantage. We believe that entering into change of control and severance arrangements with certain of our executives helps us attract and retain the best-possible executive talent. Without these provisions, these named executive officers may choose to accept employment with our competing companies. In 2007, our Compensation Committee approved and authorized change in control arrangements with our named executive officers. We have since entered into a change in control agreement with each of our Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Vice President of Sales and Marketing, which provide for certain benefits upon a change of control. For additional information regarding these change of control arrangements, please see the section entitled "Employment Offer Letters and Severance and Change-of Control Agreements."

Other supplemental benefits

        In addition to the compensation opportunities we describe above, we also provide our named executive officers with other employee benefits such as medical insurance, life and disability insurance, and a Section 401(k) Savings/Retirement Plan that are broadly available to our other employees in the United States.

Section 162(m) Treatment Regarding Performance-Based Equity Awards

        Section 162(m) of the Internal Revenue Code provides that public companies cannot deduct non-performance based compensation paid to certain named executive officers in excess of $1 million per year. These officers include any employee who, as of the close of the taxable year, is the principal executive officer, and any employee whose total compensation for the taxable year is required to be reported to stockholders under the Securities Exchange Act of 1934 by reason of such employee being among the three highest compensated officers for that taxable year, other than the principal executive officer or the principal financial officer. Our Compensation Committee intends to preserve the deductibility of compensation payable to our executives, although deductibility will be only one of the many factors considered in determining appropriate levels or modes of compensation.

2009 Director Compensation

        Directors who are employees of the Company do not receive any fees for their service on the Board of Directors or any committee. During 2009, Mr. Kozato was the Company's only employee director.

        The following chart shows the compensation paid to each non-employee director for their service in 2009:

Director	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	Total ($)
Robert D. Cochran	$16,500	$37,968	$54,468
Richard H. Kimball	20,000	37,968	57,968
Dr. C.J. Koomen	19,000	37,968	56,968
Justine Lien	19,500	37,968	57,468
Dr. Phillip J. Salsbury	21,000	37,968	58,968

(1)
The amounts listed under "Fees Earned or Paid in Cash" is based on actual payments made to our non-employee directors, which include the standard Board retainer fee of $10,000 per year, a committee chair fee of $5,000 for chairing the Audit Committee, $2,500 for chairing the Compensation Committee and the Nominating and Corporate Governance Committee, and a standard attendance fee for each board meeting of $1,000 per meeting attended in person or $500 per meeting attended via telephone.

(2)
Amounts in this column represent the aggregate grant date fair value of option awards granted in 2009.

(3)
As of December 31, 2009, the directors had the following outstanding option awards:

Name	Number of Securities Underlying Unexercised Options
Robert D. Cochran	30,000
Richard H. Kimball	70,000
Dr. C.J. Koomen	30,000
Justine Lien	70,000
Dr. Phillip J. Salsbury	30,000

        Our cash compensation program for non-employee directors described in footnote (1) to the 2009 Director Compensation table above will continue for 2010. In addition to the cash compensation, non-employee directors receive nondiscretionary, automatic grants of nonstatutory stock options under our 2006 Stock Incentive Plan. Our non-employee directors are automatically granted an initial option to purchase 20,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares vesting on the first anniversary of the date of grant date and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each non-employee director is automatically granted a nonstatutory option to purchase 10,000 shares of our common stock, provided that the director has served on our board for at least six months prior to the date of the annual meeting. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change on control.

 2009 Summary Compensation Table

        The following table sets forth information regarding compensation earned during 2009, 2008 and 2007 by our Chief Executive Officer, our Chief Financial Officer and our other named executive officers, who we refer to collectively as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Fumihiro Kozato	2009	$235,000	$284,160	$289,079	$69,000	$4,873(3)	$882,112
President, Chief Executive	2008	230,000	—	—	—	4,873(4)	234,873
Officer and Director	2007	226,933	—	1,627,115	95,853	4,873(5)	1,954,774
Mark Voll	2009	231,250	120,700	116,120	57,500	690(3)	526,260
Vice President of Finance	2008	230,000	—	—	—	690(4)	230,690
and Administration and	2007	226,933	—	1,162,225	95,853	719(5)	1,485,730
Chief Financial Officer
Dr. Feng Kuo	2009	232,500	120,700	123,283	57,500	5,113(3)	539,096
Senior Vice President and	2008	230,000	—	—	—	5,113(4)	235,113
Chief Technical Officer	2007	226,933	—	1,162,225	95,853	5,113(5)	1,490,124
Dong Wook (David) Nam	2009	172,000	155,530	158,788	42,000	3,531(3)	531,849
Vice President of Sales and	2008	168,000	269,750	—	—	3,531(4)	441,281
Marketing	2007	157,954	—	929,780	53,320	3,376(5)	1,144,430

(1)
Amounts in these columns represent the aggregate grant date fair value of stock and option awards granted in each fiscal year.

(2)
Amounts in this column reflect the annual cash incentive awards earned for the fiscal year performance period listed, which were paid the following fiscal year.

(3)
Consists of life insurance premiums paid by the Company for each of our named executive officers and cash compensation received in lieu of paid time off. For fiscal year 2009, the Company paid $450, $690, $690 and $300 in insurance premiums for Messrs. Kozato and Voll, Dr. Kuo and Mr. Nam, respectively. For fiscal year 2009, Mr. Kozato, Dr. Kuo and Mr. Nam received $4,423, $4,423 and $3,231, respectively, in cash compensation in lieu of paid time off.

(4)
Consists of life insurance premiums paid by the Company for each of our named executive officers and cash compensation received in lieu of paid time off. For fiscal year 2008, the Company paid $450, $690, $690 and $300 in insurance premiums for Messrs. Kozato and Voll, Dr. Kuo and Mr. Nam, respectively. For fiscal year 2008, Mr. Kozato, Dr. Kuo and Mr. Nam received $4,423, $4,423 and $3,231, respectively, in cash compensation in lieu of paid time off.

(5)
Consists of life insurance premiums paid by the Company for each of our named executive officers and cash compensation received in lieu of paid time off. For fiscal year 2007, the Company paid $450, $719, $690 and $296 in insurance premiums for Messrs. Kozato and Voll, Dr. Kuo and Mr. Nam, respectively. For fiscal year 2007, Mr. Kozato, Dr. Kuo and Mr. Nam received $4,423, $4,423 and $3,080, respectively, in cash compensation in lieu of paid time off.

2009 Grants of Plan-Based Awards Table

        The following table shows information regarding all plan-based awards we granted to the named executive officers during the year ended December 31, 2009. The stock awards granted to our named executive officers in 2009 were granted under our 2006 Stock Incentive Plan.

						All Other Option Awards: Number of Securities Underlying Options (3)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)
							Exercise of Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Fumihiro Kozato	—	$34,500	$69,000	$69,000	—	—	$—	$—
	11/11/09	—	—	—	14,000	31,000	10.69	296,098
	12/22/09	—	—	—	10,000	24,000	13.45	277,142
Dr. Feng Kuo	—	28,750	57,500	57,500	—		—	—
	11/11/09	—	—	—	5,000	11,000	10.69	105,412
	12/22/09	—	—	—	5,000	12,000	13.45	138,571
Mark Voll	—	28,750	57,000	57,000	—	—	—	—
	11/11/09	—	—	—	5,000	12,000	$10.69	110,136
	12/22/09	—	—	—	5,000	10,000	$13.45	126,684
Dongwook (David) Nam	—	21,000	42,000	42,000	—	—	—	—
	11/11/09	—	—	—	7,000	16,000	$10.69	150,411
	12/22/09	—	—	—	6,000	14,000	$13.45	163,908

(1)
The threshold incentive amounts shown in this column reflect our 2009 incentive bonus awards and represent the smallest payout that could be made if all of the pre-established performance objectives are achieved at the minimum achievement level. If the threshold level of performance is not met, no amounts were payable under the 2009 annual incentive plan. Actual award amounts are not guaranteed and are determined at the discretion of the Compensation Committee. For additional information, please refer to the Compensation Discussion and Analysis section.

(2)
Vests as to 25% of the shares on the first anniversary of the grant date, with the remaining shares vesting ratably each month thereafter over the following three years. The stock award has a term of ten years, subject to earlier termination in certain events relating to termination of employment. Vesting of the stock award is subject to acceleration under the circumstances described under "Post-employment/Change of Control Payments."

(3)
Options listed in this column become exercisable as to 25% on the first anniversary of the grant date, with the remaining shares vesting ratably each month thereafter over the following three years.

(4)
Represents the aggregate grant date fair value of the stock and option award.

 Outstanding Equity Awards At Fiscal Year-End 2009

        The following table sets forth information regarding the outstanding equity awards held by our named executive officers as of December 31, 2009:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Options (#) UnExercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have Not Vested	Market Value of Shares or Units That Have Not Vested ($)(4)
Fumihiro Kozato	123,958	(1)	51,042	13.94	2/20/2017
						24,000	314,880
Mark Voll	77,501	(2)		4.00	11/17/2015
	14,584	(2)		4.00	11/17/2015
	75,000	(3)	5,000	11.00	3/31/2016
	88,541	(1)	36,459	13.94	2/20/2017
			12,000	10.69	11/11/2019
			10,000	13.45	12/12/2019	10,000	132,100
Dr. Feng Kuo	74,999	(3)	5,001	11.00	3/31/2016
	66,478	(3)	4,432	11.00	3/31/2016
	88,541	(1)	36,549	13.94	2/20/2017
			11,000	10.69	11/11/2019
			12,000	13.45	12/22/2019	10,000	132,100
Dongwook (David) Nam	2,709			0.90	5/28/2013
	8,438			0.90	5/21/2014
	20,000			0.90	2/10/2015
	25,000			1.50	6/29/2015
	23,437	(3)	1,563	11.00	3/31/2016
	13,274	(3)	885	11.00	3/31/2016
	70,833	(1)	29,167	13.94	2/20/2017
			16,000	10.69	11/11/2019
			14,000	13.45	12/22/2019	29,146	385,019

(1)
Vested as to 25% on February 20, 2008, with the remaining shares vesting ratably each month thereafter over the following three years.

(2)
Vested as to 25% on November 17, 2006, with the remaining shares vesting ratably each month thereafter over the following three years.

(3)
Vested as to 25% on March 31, 2007, with the remaining shares vesting ratably each month thereafter over the following three years.

(4)
Vests 25% on November 11, 2010, with the remaining shares vesting ratably each month thereafter over the following three years.

(5)
Vests 25% on December 22, 2010, with the remaining shares vesting ratably each month thereafter over the following three years.

(6)
The market price has been calculated using the closing price of our common stock on December 31, 2009.

 2009 Option Exercises and Stock Vested

        The following table sets forth the number of shares acquired pursuant to the exercise of options and stock vested by our named executive officers during fiscal 2009:

	Option Awards		Stock Awards
Name	Option Awards Stock Awards Name Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Fumihiro Kozato	200,000	$2,112,548	—	—
Mark Voll	10,000	81,948	—	—
Dongwook (David) Nam	—	—	8,854	$83,818

Compensation Committee Interlocks and Insider Participation

        No member of our Compensation Committee was at any time during fiscal 2009 one of our officers or employees. None of our executive officers serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

        The following report of the Compensation Committee does not constitute solicitation material, and shall not be deemed filed or incorporated by reference into any other filing by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934.

        The Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with the Company's management. Based on this review and these discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual report on Form 10-K and this Information Statement.

Respectfully submitted,

Richard H. Kimball, Chair
Dr. C.J. Koomen
Dr. Phillip J. Salsbury

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

        The Audit Committee of the Board of Directors is composed of three directors, each of whom qualifies as "independent" under the current listing requirements of The NASDAQ Stock Market. The current members of the Audit Committee are Dr. C.J. Koomen, Justine Lien and Dr. Phillip J. Salsbury. The Audit Committee acts pursuant to a written charter.

        In performing its functions, the Audit Committee acts in an oversight capacity and necessarily relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm, who, in their report, express an opinion on the conformity of the Company's annual financial statements with accounting principles generally accepted in the United States and on management's assessment of and the effectiveness of the Company's internal control over financial reporting. It is not the duty of the Audit Committee to plan or conduct audits, to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or to assess the Company's internal control over financial reporting.

        Within this framework, the Audit Committee has reviewed and discussed with management the Company's audited financial statements as of and for the year ended December 31, 2009. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. In addition, the Audit Committee has received the written disclosures from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's independence, has discussed with the independent registered public accounting firm, Deloitte & Touche LLP, the independence of that firm, and has considered whether the provision of non-audit services was compatible with maintaining the independence of that firm.

        Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

Audit Committee
Justine Lien, Chair Dr. C.J. Koomen Dr. Phillip J. Salsbury

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of March 15, 2010, as to shares of Common Stock beneficially owned by: (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's named executive officers and (iv) all directors and executive officers of the Company as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. Unless otherwise indicated below, the address of each beneficial owner listed on the table is c/o Techwell, Inc., 408 E. Plumeria Drive, San Jose, California 95134. The percentage of Common Stock beneficially owned is based on 22,171,424 shares outstanding as of March 24, 2010. In addition, shares issuable pursuant to options or other convertible securities which may be acquired within 60 days of March 15, 2010 are deemed to be issued and outstanding and have been treated as outstanding in calculating the beneficial ownership and percentage ownership of those persons possessing such interest, but not for any other individuals.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percentage Beneficially Owned
5% Stockholders
Ameriprise Financial, Inc.(1)	1,209,667	5.5%
Capital Research Global Investors(2)	1,390,000	6.2
Entities affiliated with TCV, IV(3)	4,272,200	19.3
Named Executive Officers, Directors and Nominees for Director
Fumihiro Kozato(4)	1,200,207	5.3
Mark Voll(5)	246,459	*
Dr. Feng Kuo(6)	789,201	*
Dong Wook (David) Nam(7)	163,166	*
Robert D. Cochran(8)	130,642	*
Richard H. Kimball(9)	4,332,200	19.5
Dr. C.J. Koomen(10)	67,000	*
Justine Lien(11)	60,000	*
Dr. Phillip Salsbury(12)	75,000	*
All directors and executive officers as a group (12)	7,063,875	30.3

*
Represents less than 1% of our Common Stock.

(1)
Based on information contained in the amended Schedule 13G which was filed by this stockholder pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended, on February 12, 2010. The address for Ameriprise Financial, Inc. is: 145 Ameriprise Financial Center, Minneapolis, MN 55474.

(2)
Based on information contained in the Schedule 13G which was filed by this stockholder pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended, on February 10, 2010. The address for Capital Research Global Investors is: 333 South Hope Street, Los Angeles, CA 90071.

(3)
Based on information contained in the amended Schedule 13D/A which was filed by this stockholder pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended, on March 26, 2010. Includes 4,118,622 shares held by TCV IV, L.P. and 153,578 shares held by TCV IV Strategic Partners, L.P. The address for each of these entities is: c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.

(4)
Includes 346,985 shares underlying options that are exercisable within 60 days of March 24, 2010.

(5)
Includes 246,459 shares underlying options that are exercisable within 60 days of March 24, 2010.

(6)
Includes 178,958 shares underlying options that are exercisable within 60 days of March 24, 2010.

(7)
Includes 160,313 shares underlying options that are exercisable within 60 days of March 24, 2010.

(8)
Includes 20,000 shares underlying options that are exercisable within 60 days of March 24, 2010.

(9)
Includes 60,000 shares underlying options that are exercisable within 60 days of March 24, 2010. Includes 4,118,622 shares held by TCV IV, L.P. and 153,578 shares held by TCV IV Strategic Partners, L.P. Mr. Kimball is a managing member of Technology Crossover Management IV, L.L.C., which is the general partner of each of TCV IV, L.P. and TCV IV Strategic Partners, L.P. Mr. Kimball shares voting and dispositive power over these shares with Jay Hoag, the other managing member of Technology Crossover Management IV, L.L.C., which is the general partner of each of TCV IV, L.P. and TCV IV Strategic Partners, L.P. Mr. Kimball disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Mr. Kimball is: c/o Technology Crossover Ventures, 528 Ramona St., Palo Alto, CA 94301. The address for Mr. Kimball is: c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.

(10)
Includes 20,000 shares underlying options that are exercisable within 60 days of March 24, 2010.

(11)
Includes 60,000 shares underlying options that are exercisable within 60 days of March 24, 2010.

(12)
Includes 20,000 shares underlying options that are exercisable within 60 days of March 24, 2010.

EQUITY COMPENSATION PLAN INFORMATION

        The following table sets forth information relating to our equity compensation plans as of December 31, 2009.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,069,336	$8.62	2,069,336
Equity compensation plans not approved by security holders	—	—	—

Total	2,069,336	$8.62	2,069,336

(1)
The weighed average exercise price of outstanding options, warrants, and rights does not take restricted stock awards into account as restricted stock awards have a de minimis purchase price.

(2)
The 2006 Stock Incentive Plan contains a provision that automatically increases the number of shares reserved for issuance on January 1 of each succeeding year by the lessor of i) 1,750,000 shares, ii) 4% of our outstanding common stock on the last day of the immediately preceding fiscal year or iii) the number of shares determined by the Board of Directors. On January 1, the number of securities remaining available for future issuance under

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Under the securities laws of the United States, the Company's directors, executive officers and any persons holding more than 10% of the Company's Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to identify in this Information Statement those persons who failed to timely file these reports. Based solely on our review of the copies of such forms received by us, or written representation from certain reporting persons, we believe that all of the filing requirements for such persons were satisfied for 2009.

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees billed and expected to be billed by Deloitte & Touche LLP for audit and other services rendered.

	Year Ended December 31,
	2009	2008
	(in thousands)
Audit Fees(1)	$679	$751
Tax Services Fees(2)	105	58
All other fees(3)	67	—

	$851	$809

(1)
Audit fees include fees billed for the audit of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting and reviews of the Company's unaudited condensed consolidated interim financial statements.

(2)
Tax services fees consist of tax compliance and consultation services.

(3)
All other fees relate to consulting services and fees related to the Offer.

        The Audit Committee considered whether the provision of the services other than the audit services is compatible with maintaining Deloitte & Touche LLP's independence.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        The Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. All of the services provided in 2009 were pre-approved.

Annex II

March 22, 2010

Board of Directors
Techwell, Inc.
408 E. Plumeria Drive
San Jose, CA 95134

Lady and Gentlemen:

        Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Techwell, Inc. (the "Company") in connection with the Agreement and Plan of Merger, dated March 22, 2010 (the "Merger Agreement") to be entered into among the Company, Intersil Corporation ("Parent"), and Navajo Merger Sub, Inc., a subsidiary of Parent (the "Purchaser"). The Merger Agreement provides for, among other things, a tender offer (the "Tender Offer") for all of the outstanding shares of common stock, par value $0.001 per share (the "Company Common Stock"), of the Company and the associated preferred stock purchase rights under the Company's shareholder rights plan (the "Company Rights", and together with the Company Common Stock, the "Shares"), pursuant to which Purchaser will pay $18.50 per Share in cash (the "Transaction Consideration") for each Share accepted in the Tender Offer. The Merger Agreement further provides, among other things, that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the "Merger," and collectively with the Tender Offer, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Transaction, each outstanding Share (other than dissenting Shares and Shares owned directly or indirectly by the Company or Parent) will be converted into the right to receive the Transaction Consideration.

        You have requested our opinion as to the fairness of the Transaction Consideration, from a financial point of view, to the holders of the outstanding shares of the Company Common Stock.

        In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company. We have also held discussions with certain senior officers of the Company regarding the businesses and prospects of the Company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) to the extent publicly available, compared certain financial and stock market information for the Company with similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) to the extent publicly available, reviewed the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

        Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it, as of the date hereof.

        For purposes of rendering its opinion, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its advisors with respect to such issues.

        This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to the stockholders of the Company to tender shares of Company Common Stock in the Tender Offer or approve the Transaction. This opinion is limited to the fairness, from a financial point of view, of the Transaction Consideration to the holders of the Company Common Stock, is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market and other conditions, and information made available to us, as of the date hereof. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or as to whether or not any holder of shares of Company Common Stock should tender shares in the Tender Offer or how any holder of shares of Company Common Stock should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company's officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Transaction Consideration to be received by the holders of the Company Common Stock.

        We were not requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies.

        Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which is contingent upon delivery of this opinion and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). DB Group may provide investment and commercial banking services to Parent and the Company in the future, for which we would expect DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

        Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,
DEUTSCHE BANK SECURITIES INC.

ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

III-1

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give

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  either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the

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fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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